SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED INCOME STATEMENT

Year ended 31 December	Note	2014 £m	2013 £m
Gross premiums earned		32,832	30,502
Outward reinsurance premiums		(799)	(658)
Earned premiums, net of reinsurance		32,033	29,844
Investment return		25,787	20,347
Other income		2,306	2,184
Total revenue, net of reinsurance		60,126	52,375
Benefits and claims		(50,736)	(42,227)
Outward reinsurers' share of benefit and claims		631	622
Movement in unallocated surplus of with-profits funds		(64)	(1,549)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(50,169)	(43,154)
Acquisition costs and other expenditure	B3	(6,752)	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(341)	(305)
Remeasurement of carrying value of Japan life business classified as held for sale	D1	(13)	(120)
Total charges, net of reinsurance		(57,275)	(50,440)
Share of profits from joint ventures and associates, net of related tax		303	147
Profit before tax (being tax attributable to shareholders' and policyholders' returns)*		3,154	2,082
Less tax charge attributable to policyholders' returns		(540)	(447)
Profit before tax attributable to shareholders	B1.1	2,614	1,635
Total tax charge attributable to policyholders and shareholders	B5	(938)	(736)
Adjustment to remove tax charge attributable to policyholders' returns		540	447
Tax charge attributable to shareholders' returns	B5	(398)	(289)
Profit for the year attributable to equity holders of the Company		2,216	1,346

Earnings per share (in pence)		2014	2013
Based on profit attributable to the equity holders of the Company:	B6
Basic		86.9p	52.8p
Diluted		86.8p	52.7p

Dividends per share (in pence)		2014	2013
Dividends relating to reporting year:	B7
Interim dividend		11.19p	9.73p
Final dividend		25.74p	23.84p
Total		36.93p	33.57p
Dividends declared and paid in reporting year:	B7
Current year interim dividend		11.19p	9.73p
Final dividend for prior year		23.84p	20.79p
Total		35.03p	30.52p
* This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
       This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December	Note	2014 £m	2013 £m

Profit for the year		2,216	1,346

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		215	(255)
Related tax		5	-
		220	(255)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the year		1,039	(2,025)
Net losses included in the income statement on disposal and impairment		(83)	(64)
Total	C3.3	956	(2,089)
Related change in amortisation of deferred acquisition costs	C5.1(b)	(87)	498
Related tax		(304)	557
		565	(1,034)

Total		785	(1,289)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes:
Gross		(12)	(62)
Related tax		2	14
		(10)	(48)

Other comprehensive income (loss) for the year, net of related tax		775	(1,337)

Total comprehensive income for the year		2,991	9

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,216	-	-	2,216	-	2,216
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	220	-	220	-	220

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	565	565	-	565

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	(10)	-	-	(10)	-	(10)
Total other comprehensive income		-	-	(10)	220	565	775	-	775
Total comprehensive income for the year		-	-	2,206	220	565	2,991	-	2,991

Dividends	B7	-	-	(895)	-	-	(895)	-	(895)
Reserve movements in respect of share-based payments		-	-	106	-	-	106	-	106
Change in non-controlling interests		-	-	-	-	-	-	-	-

Share capital and share premium
New share capital subscribed	C10	-	13	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(48)	-	-	(48)	-	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase (decrease) in equity		-	13	1,363	220	565	2,161	-	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,346	-	-	1,346	-	1,346
Other comprehensive loss:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(255)	-	(255)	-	(255)

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(1,034)	(1,034)	-	(1,034)

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	(48)	-	-	(48)	-	(48)
Total other comprehensive loss		-	-	(48)	(255)	(1,034)	(1,337)	-	(1,337)
Total comprehensive income (loss) for the year		-	-	1,298	(255)	(1,034)	9	-	9

Dividends	B7	-	-	(781)	-	-	(781)	-	(781)
Reserve movements in respect of share-based payments		-	-	98	-	-	98	-	98
Change in non-controlling interests		-	-	-	-	-	-	(4)	(4)

Share capital and share premium
New share capital subscribed	C10	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(10)	-	-	(10)	-	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(31)	-	-	(31)	-	(31)
Net increase (decrease) in equity		-	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2014 £m	2013 £m
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,463	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	7,261	5,295
Total		8,724	6,756

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		186	177
Deferred acquisition costs and other intangible assets		61	72
Total		247	249
Total intangible assets		8,971	7,005

Other non-investment and non-cash assets:
Property, plant and equipment		978	920
Reinsurers' share of insurance contract liabilities		7,167	6,838
Deferred tax assets	C8	2,765	2,412
Current tax recoverable		117	244
Accrued investment income		2,667	2,609
Other debtors		1,852	1,746
Total		15,546	14,769

Investments of long-term business and other operations:
Investment properties		12,764	11,477
Investment in joint ventures and associates accounted for using the equity method		1,017	809
Financial investments:*
Loans	C3.4	12,841	12,566
Equity securities and portfolio holdings in unit trusts		144,862	120,222
Debt securities	C3.3	145,251	132,905
Other investments		7,623	6,265
Deposits		13,096	12,213
Total		337,454	296,457

Assets held for sale	D1(b)	824	916
Cash and cash equivalents		6,409	6,785
Total assets	C1,C3.1	369,204	325,932
* Included within financial investments are £4,578 million (2013: £3,791 million) of lent securities.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2014 £m	2013 £m
Equity and liabilities

Equity
Shareholders' equity		11,811	9,650
Non-controlling interests		1	1
Total equity		11,812	9,651

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		250,038	218,185
Investment contract liabilities with discretionary participation features		39,277	35,592
Investment contract liabilities without discretionary participation features		20,224	20,176
Unallocated surplus of with-profits funds		12,450	12,061
Total	C4	321,989	286,014

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,320	3,662
Other		984	974
Total	C6.1	4,304	4,636

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	1,093	895

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,347	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		7,357	5,278
Deferred tax liabilities	C8	4,291	3,778
Current tax liabilities	C8	617	395
Accruals and deferred income		947	824
Other creditors		4,262	3,307
Provisions		724	635
Derivative liabilities		2,323	1,689
Other liabilities		4,105	3,736
Total		26,973	21,716
Liabilities held for sale		770	868
Total liabilities	C1,C3.1	357,392	316,281
Total equity and liabilities		369,204	325,932

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December	Note	2014 £m	2013 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns) note (i)		3,154	2,082
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(30,746)	(23,487)
Other non-investment and non-cash assets		(1,521)	(1,146)
Policyholder liabilities (including unallocated surplus)		27,292	21,951
Other liabilities (including operational borrowings)		3,797	1,907
Interest income and expense and dividend income included in result before tax		(8,315)	(8,345)
Other non-cash itemsnote (ii)		174	81
Operating cash items:
Interest receipts		7,155	6,961
Dividend receipts		1,559	1,738
Tax paid		(721)	(418)
Net cash flows from operating activities		1,828	1,324
Cash flows from investing activities
Purchases of property, plant and equipment		(172)	(221)
Proceeds from disposal of property, plant and equipment		10	42
Acquisition of subsidiaries and distribution rights, net of cash balance	D1	(535)	(405)
Sale of PruHealth and PruProtect businessnote (iii)	D1	152	-
Net cash flows from investing activities		(545)	(584)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	1,124
Redemption of subordinated debt		(445)	-
Interest paid		(330)	(291)
With-profits operations:note (v)	C6.2
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital		13	6
Dividends paid		(895)	(781)
Net cash flows from financing activities		(1,666)	49
Net (decrease) increase in cash and cash equivalents		(383)	789
Cash and cash equivalents at beginning of year		6,785	6,126
Effect of exchange rate changes on cash and cash equivalents		7	(130)
Cash and cash equivalents at end of year		6,409	6,785

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.
(iii) In November 2014 PAC sold its 25 per cent equity stake in the PruHealth and PruProtect business to Discovery Group Europe Limited resulting in a net cash inflow of £152 million.
(iv)    Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v)     Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance
          Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results
NOTES

A     BACKGROUND
A1   Basis of preparation and exchange rates

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2014, there were no unendorsed standards effective for the two years ended 31 December 2014 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.
Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2 below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2013.

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2014	Average rate for 2014	Closing rate at 31 Dec 2013	Average rate for 2013
Local currency: £
Hong Kong	12.09	12.78	12.84	12.14
Indonesia	19,311.31	19,538.56	20,156.57	16,376.89
Malaysia	5.45	5.39	5.43	4.93
Singapore	2.07	2.09	2.09	1.96
India	98.42	100.53	102.45	91.75
Vietnam	33,348.46	34,924.62	34,938.60	32,904.71
Thailand	51.30	53.51	54.42	48.11
US	1.56	1.65	1.66	1.56

Certain notes to the financial statements present 2013 comparative information at Constant Exchange Rates, in addition to the reporting at Actual Exchange Rates used throughout the consolidated financial statements. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2014 or 2013 but is derived from those accounts. The auditors have reported on the 2014 statutory accounts. Statutory accounts for 2013 have been delivered to the registrar of companies, and those for 2014 will be delivered following the Company's Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

A2  Adoption of new accounting pronouncements in 2014

The Group has adopted the following accounting pronouncements in 2014 but their adoption has had no material impact on the results and financial position of the Group:

- Amendments to IAS 32: Offsetting financial assets and financial liabilities; and
- IFRIC 21, 'Levies.

This is not intended to be a complete list as only those accounting pronouncements that could have an impact upon the Group's financial statements are described.

B       EARNINGS PERFORMANCE

B1      Analysis of performance by segment

B1.1Segment results - profit before tax

		2014 £m	2013 £m		%
	Note		AER	CER	2013 AER vs 2014	2013 CER vs 2014
			note (v)	note (v)	note (v)	note (v)
Asia operations
Insurance operations	B4(a)	1,052	1,003	907	5%	16%
Development expenses		(2)	(2)	(2)	0%	0%
Total Asia insurance operations after development expenses		1,050	1,001	905	5%	16%
Eastspring Investments		90	74	68	22%	32%
Total Asia operations		1,140	1,075	973	6%	17%

US operations
Jackson (US insurance operations)	B4(b)	1,431	1,243	1,181	15%	21%
Broker-dealer and asset management		12	59	56	(80)%	(79)%
Total US operations		1,443	1,302	1,237	11%	17%

UK operations
UK insurance operations:	B4(c)
Long-term business		752	706	706	7%	7%
General insurance commission note (i)		24	29	29	(17)%	(17)%
Total UK insurance operations		776	735	735	6%	6%
M&G (including Prudential Capital)	B2	488	441	441	11%	11%
Total UK operations		1,264	1,176	1,176	7%	7%
Total segment profit		3,847	3,553	3,386	8%	14%

Other income and expenditure
Investment return and other income		15	10	10	50%	50%
Interest payable on core structural borrowings		(341)	(305)	(305)	(12)%	(12)%
Corporate expenditurenote (ii)		(293)	(263)	(263)	(11)%	(11)%
Total		(619)	(558)	(558)	(11)%	(11)%
Solvency II implementation costs		(28)	(29)	(29)	3%	3%
Restructuring costs note (iii)		(14)	(12)	(12)	(17)%	(17)%
Operating profit based on longer-term investment returns		3,186	2,954	2,787	8%	14%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	(1,110)	(1,063)	48%	46%
Gain on sale of PruHealth and PruProtectnote (iv)	D1	86	-	-	n/a%	n/a%
Amortisation of acquisition accounting adjustmentsnote (vi)		(79)	(72)	(68)	(10)%	(16)%
Loss attaching to held for sale Japan Life business	D1	-	(102)	(89)	100%	100%
Costs of domestication of Hong Kong branch	D2	(5)	(35)	(35)	86%	86%
Profit before tax attributable to shareholders		2,614	1,635	1,532	60%	71%

		2014	2013		%
			AER	CER	2013 AER vs 2014	2013 CER vs 2014
Basic earnings per share (in pence)	B6		note (v)	note (v)	note (v)	note (v)
Based on operating profit based on longer-term investment returns		96.6p	90.9p	85.9p	6%	12%
Based on profit for the year		86.9p	52.8p	49.8p	65%	74%

Notes
(i)      The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.

(ii) Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv) In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect business to Discovery Group Europe Limited.
(v) For definitions of AER and CER refer to note A1.
(vi) Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.

B1.2   Short-term fluctuations in investment returns on shareholder-backed business

	2014 £m	2013 £m
Insurance operations:
Asia note (i)	178	(204)
US note (ii)	(1,103)	(625)
UK note (iii)	464	(254)
Other operations:note (iv)	(113)	(27)
Total	(574)	(1,110)

Notes

(i) Asia insurance operations
    In Asia, the positive short-term fluctuations of £178 million (2013: negative £(204) million) primarily reflect net unrealised movements on bond holdings following falls in bond yields across the region during the year.

(ii)US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise amounts, net of related change in amortisation of deferred acquisition costs, in respect of the following items:

	2014 £m	2013 £m
Net equity hedge resultnote (a)	(1,574)	(255)
Other than equity-related derivativesnote (b)	391	(531)
Debt securities note (c)	47	42
Equity-type investments: actual less longer-term return	16	89
Other items	17	30
Total	(1,103)	(625)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related change in amortisation of deferred acquisition costs of £653 million (2013: credit of £228 million). See note C5.1(b).

Notes
(a)  Net equity hedge result

This result comprises the net effect of:

-    The accounting value movements on the variable and fixed index annuity guarantee liabilities;
-    Fair value movements on free standing equity derivatives;
-    Fee assessments and claim payments in respect of guarantee liabilities; and
-    Related changes to DAC amortisation.

Movements in the accounting values of the variable and fixed index annuity guarantee liabilities comprise those for:

-    The GMDB and GMWB "for life" guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and
-    GMWB "not for life" embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free standing equity derivatives are held to manage equity exposures of the variable annuity and fixed index annuity guarantees.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result caused by:

-    The variable annuity and fixed annuity business guarantees being only partially fair valued under grandfathered GAAP;
-    The interest rate exposure being managed through the other than equity related derivative programme explained in note (b) below; and
-    Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)  Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

-    Fair value movements on free standing, other than equity related derivatives;
-    Accounting effects of the GMIB and its reinsurance; and
-    Related changes to DAC amortisation.

The free standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees described in note (a) above.

The GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

-    The fair value movements booked in the income statement on the derivative programme being in respect of the management of  interest rate exposures of the variable and fixed index annuity business as well as the fixed annuity business guarantees and durations within the general account;
-    Fair value movements on Jackson's debt securities of the general account being  booked in other comprehensive income rather than the income statement; and
-    The mixed measurement model that applies for the GMIB and its reinsurance.

(c) Short-term fluctuations related to debt securities

	2014 £m	2013 £m
Short-term fluctuations relating to debt securities
Credits (charges) in the year:
Losses on sales of impaired and deteriorating bonds	(5)	(5)
Bond write downs	(4)	(8)
Recoveries / reversals	19	10
Total credits (charges) in the year	10	(3)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	78	85
	88	82
Interest-related realised gains:
Arising in the year	63	64
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(87)	(89)
	(24)	(25)
Related amortisation of deferred acquisition costs	(17)	(15)
Total short-term fluctuations related to debt securities	47	42

Note
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2014 is based on an average annual risk margin reserve of 24 basis points (2013: 25 basis points) on average book values of US$54.5 billion (2013: US$54.4 billion) as shown below:

	2014				2013
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,912	0.12	(34)	(21)	27,557	0.11	(32)	(20)
Baa1, 2 or 3	24,714	0.25	(62)	(38)	24,430	0.25	(62)	(40)
Ba1, 2 or 3	1,390	1.23	(17)	(10)	1,521	1.18	(18)	(11)
B1, 2 or 3	385	3.04	(12)	(7)	530	2.80	(15)	(9)
Below B3	92	3.70	(4)	(2)	317	2.32	(7)	(5)
Total	54,493	0.24	(129)	(78)	54,355	0.25	(134)	(85)

Related amortisation of deferred acquisition costs (see below)			25	15			25	16
Risk margin reserve charge to operating profit for longer-term credit related losses			(104)	(63)			(109)	(69)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for unrealised gains on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £869 million (2013: net unrealised losses of £(1,591) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii) UK insurance operation
The positive short-term fluctuations in investment returns for UK insurance operations of £464 million (2013: negative £(254) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

(iv) Other
Short-term fluctuations in investment returns of other operations, were negative £(113) million (2013: negative £(27) million) representing unrealised value movements on investments and foreign exchange items.

(v) Default losse

The Group did not experience any default losses on its shareholder-backed debt securities portfolio in 2014 or 2013.

B1.3   Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments, determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations:	Asset management operations:
- Asia	- Eastspring Investments
- US (Jackson)	- US broker-dealer and asset management (including Curian)
- UK	- M&G (including Prudential Capital)

The Group's operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

- Short-term fluctuations in investment returns;
- Gain on the sale the Group's interest of PruHealth and PruProtect in 2014 as explained in note D1;
- Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
- Loss attaching to the held for sale Japan Life business. See note D1 for further details; and
- The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment return for investment and liability movements:

(a)   General principles

(i) UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii) Unit linked business

The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii) US Variable Annuity and Fixed Index Annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures.  The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv) Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in notes (b)(i) and (d)(i), respectively:

(v) Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated  with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

-  Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk     margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and

- The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £467 million (2013: £461 million).

Equity type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in note (c).

(b)   Asia insurance operations

(i) Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii) Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £932 million as at 31 December 2014 (2013: £571 million). The rates of return applied in the years 2014 and 2013 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)   US Insurance operations

(i) Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii) US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

- Fair value movements for equity-based derivatives;
-    Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);

-    Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit 'for life' and Guaranteed Minimum Income Benefit liabilities, for which, under the 'grandfathered' US
     GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

- Fee assessments and claim payments, in respect of guarantee liabilities; and
- Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii) Other derivative value movements

The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv) Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities

As at 31 December 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,094 million (2013: £1,118 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of the average risk free rates over the period and appropriate risk premiums are as follows:

	2014	2013

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.2% to 6.7%	5.7% to 6.8%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.2% to 8.7%	7.7% to 9.0%

(d)    UK Insurance operations

(i) Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

- The impact on credit risk provisioning of actual upgrades and downgrades during the period;
- Credit experience compared to assumptions; and
- Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii) Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)    Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B2      Profit before tax - asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

		2014 £m			2013 £m
	M&G	US	Eastspring Investments	Total	Total
		note (iv)
Revenue (excluding NPH broker-dealer fees)	1,395	303	310	2,008	1,914
NPH broker-dealer feesnote (i)	-	503	-	503	504
Gross revenue	1,395	806	310	2,511	2,418
Charges (excluding NPH broker-dealer fees)	(937)	(291)	(249)	(1,477)	(1,353)
NPH broker-dealer feesnote (i)	-	(503)	-	(503)	(504)
Gross charges	(937)	(794)	(249)	(1,980)	(1,857)
Share of profit from joint ventures and associates, net of related tax	13	-	29	42	35
Profit before tax	471	12	90	573	596
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	488	12	90	590	574
Short-term fluctuations in investment returns note (iii)	(17)	-	-	(17)	22
Profit before tax	471	12	90	573	596

Notes
(i) The segment revenue of the Group's asset management operations includes:
NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows separately the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii) M&G operating profit based on longer-term investment returns:

	2014 £m	2013 £m
Asset management fee income	953	859
Other income	1	4
Staff costs	(351)	(339)
Other costs	(203)	(166)
Underlying profit before performance-related fees	400	358
Share of associate results	13	12
Performance-related fees	33	25
Operating profit from asset management operations	446	395
Operating profit from Prudential Capital	42	46
Total M&G operating profit based on longer-term investment returns	488	441

The revenue shown above for M&G of £987 million (2013: £888 million), comprising asset management fee, other income and performance-related fees, is different to the amount of £1,395 million shown in the main table of this note primarily due to the inclusion of the revenue of Prudential Capital of £104 million (2013: £144 million) in the latter. In addition, the £987 million (2013: £888 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.
(iv) The US asset management results include a charge of £38 million related primarily to the refund of certain fees by Curian.

B3      Acquisition costs and other expenditure

	2014 £m	2013 £m
Acquisition costs incurred for insurance policies	(2,668)	(2,553)
Acquisition costs deferred less amortisation of acquisition costs	916	566
Administration costs and other expenditure	(4,486)	(4,303)
Movements in amounts attributable to external unit holders of consolidated investment funds	(514)	(571)
Total acquisition costs and other expenditure	(6,752)	(6,861)

B4      Effect of changes and other accounting features on insurance assets and liabilities

The following features are of particular relevance to the determination of the 2014 results:

(a) Asia insurance operations
In 2014, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a profit of £49 million (2013: £44 million) representing a number of non-recurring items, none of which are individually significant.

(b)    US insurance operations
Amortisation of deferred acquisition costs
Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2014 there was a charge for accelerated amortisation of £13 million (2013: a credit for decelerated amortisation of £82 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other
In 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax in 2013.

(c)    UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, based on the asset mix at the these dates are shown below.

	31 Dec 2014 (bps)			31 Dec 2013 (bps)
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap rates note (i)	143	-	143	133	-	133
Credit risk allowance
Long-term expected defaults note (ii)	14	-	14	15	-	15
Additional provisionsnote (iii)	44	(12)	32	47	(19)	28
Total credit risk allowance	58	(12)	46	62	(19)	43
Liquidity premium	85	12	97	71	19	90

Notes
(i) Bond spread over swap rates reflect market observed data.
(ii)    Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii)    Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL
The movement during 2014 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis	IFRS
	Total (bps)	Total (bps)

Total allowance for credit risk at 31 December 2013	62	43
Credit rating changes	1	1
Asset trading	(1)	(1)
Other effects (including for new business)	(4)	3
Total allowance for credit risk at 31 December 2014	58	46

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 41 per cent (2013: 47 per cent) of the bond spread over swap rates. For IFRS purposes it represents 32 per cent (2013: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2014 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn
PRIL	2.0	1.6
PAC non-profit sub-fund	0.2	0.1
Total 31 December 2014	2.2	1.7

Total 31 December 2013	1.9	1.3

Other assumption changes
For the shareholder-backed business, the net effect of other assumption changes and modelling adjustments was a credit of £28 million (2013: a credit of £20 million).

B5      Tax charge

(a)        Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2014 £m			2013 £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(579)	1	(578)	(300)
Overseas tax	(529)	169	(360)	(436)
Total tax (charge) credit	(1,108)	170	(938)	(736)

The current tax charge of £1,108 million includes £37 million (2013: £18 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2014 £m			2013* £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax charge to policyholders' returns	(449)	(91)	(540)	(447)
Tax charge attributable to shareholders	(659)	261	(398)	(289)
Total tax (charge) credit	(1,108)	170	(938)	(736)

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in current tax in the with profits life fund in the UK insurance operations.

(b)    Reconciliation of effective tax rate

Reconciliation of tax charge on profit attributable to shareholders

	2014 £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	1,050	1,431	776	(71)	3,186
Non-operating profit (loss)	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	(184)	2,614
Expected tax rate:†	22%	35%	21%	22%	23%
Tax charge (credit) at the expected tax rate	268	90	277	(41)	594
Effects of:
Adjustment to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	-	-	(26)	(19)
Income not taxable or taxable at concessionary rates	(17)	(82)	-	(2)	(101)
Deductions not allowable for tax purposes	13	-	7	9	29
Effect of different basis of tax in local jurisdiction	(44)	-	-	-	(44)
Impact of changes in local statutory tax rates	(1)	-	2	-	1
Deferred tax adjustments	(8)	-	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	-	(8)	(10)	(58)
Irrecoverable withholding taxes	-	-	-	27	27
Other	(4)	1	(3)	8	2
Total actual tax charge (credit)	172	8	271	(53)	398
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	171	419	168	(34)	724
Tax charge (credit) on non-operating profit (loss)	1	(411)	103	(19)	(326)
Actual tax rate:
Operating profit based on longer-term investment returns	16%	29%	22%	48%	23%
Total profit	14%	3%	21%	29%	15%
†   The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profit

	2013 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)
Profit (loss) before tax attributable to shareholders	688	553	446	(52)	1,635
Expected tax rate:†	21%	35%	23%	23%	26%
Tax charge (credit) at the expected tax rate	144	194	103	(12)	429
Effects of:
Adjustment to tax charge in relation to prior years	(3)	-	4	(7)	(6)
Movements in provisions for open tax matters	5	-	-	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	-	(10)	(143)
Deductions not allowable for tax purposes	61	-	-	5	66
Impact of changes in local statutory tax rates	(9)	-	(51)	5	(55)
Deferred tax adjustments	(4)	-	-	(8)	(12)
Effect of results of joint ventures and associates	(10)	-	-	(8)	(18)
Irrecoverable withholding taxes	-	-	-	20	20
Other	9	(5)	16	(5)	15
Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%
† The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

*  The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. For 2014, the tax rates for Asia insurance and Group excluding the impact of the held for sale Japan Life business are the same. For 2013 the tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

B6      Earnings per share

		2014
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect	D1	86	-	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch	D2	(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

		2013
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan Life business	D1	(102)	-	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit as shown above.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2014	2013
	(millions)	(millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,549	2,548
Shares under option at end of year	9	10
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)
Diluted earnings per share	2,552	2,552

B7      Dividends

	2014		2013
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
Interim dividend	11.19p	287	9.73p	249
Final dividend	25.74p	658	23.84p	610
Total	36.93p	945	33.57p	859
Dividends declared and paid in reporting year:
Current year interim dividend	11.19p	285	9.73p	249
Final dividend for prior year	23.84p	610	20.79p	532
Total	35.03p	895	30.52p	781

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2013 of 23.84 pence per ordinary share was paid to eligible shareholders on 22 May 2014 and the 2014 interim dividend of 11.19 pence per ordinary share was paid to eligible shareholders on 25 September 2014.

The 2014 final dividend of 25.74 pence per ordinary share will be paid on 21 May 2015 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 27 March 2015 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 29 May 2015. The final dividend will be paid on or about 28 May 2015 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 March 2015.

The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C       BALANCE SHEET

C1      Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

C1.1   Group statement of financial position analysis by segment

		2014 £m								2013 £m
		Insurance operations			Total insurance operations	Asset manage- ment operations	Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	31 Dec Group Total	31 Dec Group Total
	Note	Asia	US	UK
By operating segment		C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	233	-	-	233	1,230	-	-	1,463	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,911	5,197	86	7,194	21	46	-	7,261	5,295
Total		2,144	5,197	86	7,427	1,251	46	-	8,724	6,756
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	186	186	-	-	-	186	177
Deferred acquisition costs and other intangible assets		54	-	7	61	-	-	-	61	72
Total		54	-	193	247	-	-	-	247	249
Total		2,198	5,197	279	7,674	1,251	46	-	8,971	7,005
Deferred tax assets	C8	84	2,343	132	2,559	141	65	-	2,765	2,412
Other non-investment and non-cash assets		3,111	6,617	6,826	16,554	1,464	5,058	(10,295)	12,781	12,357
Investments of long-term business and other operations:
Investment properties		-	28	12,736	12,764	-	-	-	12,764	11,477
Investments in joint ventures and associates accounted for using the equity method		374	-	536	910	107	-	-	1,017	809
Financial investments:
Loans	C3.4	1,014	6,719	4,254	11,987	854	-	-	12,841	12,566
Equity securities and portfolio holdings in unit trusts		19,200	82,081	43,468	144,749	79	34	-	144,862	120,222
Debt securities	C3.3	23,629	32,980	86,349	142,958	2,293	-	-	145,251	132,905
Other investments		48	1,670	5,782	7,500	121	2	-	7,623	6,265
Deposits		769	-	12,253	13,022	74	-	-	13,096	12,213
Total investments		45,034	123,478	165,378	333,890	3,528	36	-	337,454	296,457
Assets held for sale	D1(b)	819	-	5	824	-	-	-	824	916
Cash and cash equivalents		1,684	904	2,457	5,045	1,044	320	-	6,409	6,785
Total assets	C3.1	52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204	325,932

					2014 £m					2013 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset manage ment operations	Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	31 Dec Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders' equity		3,548	4,067	3,804	11,419	2,077	(1,685)	-	11,811	9,650
Non-controlling interests		1	-	-	1	-	-	-	1	1
Total equity		3,549	4,067	3,804	11,420	2,077	(1,685)	-	11,812	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		39,670	124,076	87,655	251,401	-	-	(1,363)	250,038	218,185
Investment contract liabilities with discretionary participation features		218	-	39,059	39,277	-	-	-	39,277	35,592
Investment contract liabilities without discretionary participation features		180	2,670	17,374	20,224	-	-	-	20,224	20,176
Unallocated surplus of with-profits funds		2,102	-	10,348	12,450	-	-	-	12,450	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	42,170	126,746	154,436	323,352	-	-	(1,363)	321,989	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,320	-	3,320	3,662
Other		-	160	-	160	275	549	-	984	974
Total	C6.1	-	160	-	160	275	3,869	-	4,304	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	-	179	74	253	6	2,004	-	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	-	-	1,093	1,093	-	-	-	1,093	895
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		-	1,156	1,191	2,347	-	-	-	2,347	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,161	22	5,174	7,357	-	-	-	7,357	5,278
Deferred tax liabilities	C8.1	719	2,308	1,228	4,255	22	14	-	4,291	3,778
Current tax liabilities	C8.2	65	1	414	480	66	71	-	617	395
Accruals and deferred income		123	-	441	564	328	55	-	947	824
Other creditors		2,434	776	5,159	8,369	4,054	771	(8,932)	4,262	3,307
Provisions		110	5	202	317	335	72	-	724	635
Derivative liabilities		143	251	1,381	1,775	233	315	-	2,323	1,689
Other liabilities		686	2,868	480	4,034	32	39	-	4,105	3,736
Total		6,441	7,387	15,670	29,498	5,070	1,337	(8,932)	26,973	21,716
Liabilities held for sale	D1(b)	770	-	-	770	-	-	-	770	868
Total liabilities	C3.1	49,381	134,472	171,273	355,126	5,351	7,210	(10,295)	357,392	316,281
Total equity and liabilities		52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204	325,932

C1.2   Group statement of financial position - analysis by business type
		31 Dec 2014 £m							31 Dec 2013 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset manage- ment opera- tions	Unallo- cated to a segment (central opera- tions)	Elimin- ations of Intra- group debtors and creditors	Group Total	Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	233	1,230	-	-	1,463	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	7,194	21	46	-	7,261	5,295
Total		-	-	7,427	1,251	46	-	8,724	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		186	-	-	-	-	-	186	177
Deferred acquisition costs and other intangible assets		61	-	-	-	-	-	61	72
Total		247	-	-	-	-	-	247	249
Total		247	-	7,427	1,251	46	-	8,971	7,005
Deferred tax assets	C8	71	-	2,488	141	65	-	2,765	2,412
Other non-investment and non-cash assets		2,943	635	10,135	1,464	5,058	(7,454)	12,781	12,357
Investments of long-term business and other operations:
Investment properties		10,371	694	1,699	-	-	-	12,764	11,477
Investments in joint ventures and associates accounted for using the equity method		536	-	374	107	-	-	1,017	809
Financial investments:
Loans	C3.4	3,209	-	8,778	854	-	-	12,841	12,566
Equity securities and portfolio holdings in unit trusts		34,662	108,749	1,338	79	34	-	144,862	120,222
Debt securities	C3.3	59,573	10,895	72,490	2,293	-	-	145,251	132,905
Other investments		5,345	33	2,122	121	2	-	7,623	6,265
Deposits		10,444	938	1,640	74	-	-	13,096	12,213
Total investments		124,140	121,309	88,441	3,528	36	-	337,454	296,457
Assets held for sale	D1(b)	-	286	538	-	-	-	824	916
Cash and cash equivalents		1,967	863	2,215	1,044	320	-	6,409	6,785
Total assets		129,368	123,093	111,244	7,428	5,525	(7,454)	369,204	325,932

Equity and liabilities
Equity
Shareholders' equity		-	-	11,419	2,077	(1,685)	-	11,811	9,650
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	11,420	2,077	(1,685)	-	11,812	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		105,589	118,915	85,035	-	-	-	309,539	273,953
Unallocated surplus of with-profits funds		12,450	-	-	-	-	-	12,450	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	118,039	118,915	85,035	-	-	-	321,989	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,320	-	3,320	3,662
Other		-	-	160	275	549	-	984	974
Total	C6.1	-	-	160	275	3,869	-	4,304	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	-	4	249	6	2,004	-	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	1,093	-	-	-	-	-	1,093	895
Deferred tax liabilities	C8	1,307	38	2,910	22	14	-	4,291	3,778
Other non-insurance liabilities		8,929	3,855	10,981	5,048	1,323	(7,454)	22,682	17,938
Liabilities held for sale	D1(b)	-	281	489	-	-	-	770	868
Total liabilities		129,368	123,093	99,824	5,351	7,210	(7,454)	357,392	316,281
Total equity and liabilities		129,368	123,093	111,244	7,428	5,525	(7,454)	369,204	325,932

C2      Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show separately assets and liabilities of each segment by business type.

C2.1   Asia insurance operations

	31 Dec 2014 £m				31 Dec 2013 £m
	With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	233	233	231
Deferred acquisition costs and other intangible assets	-	-	1,911	1,911	1,026
Total	-	-	2,144	2,144	1,257
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	54	-	-	54	66
Deferred tax assets	-	-	84	84	55
Other non-investment and non-cash assets	1,943	168	1,000	3,111	1,073
Investments of long-term business and other operations:
Investment properties	-	-	-	-	1
Investments in joint ventures and associates accounted for using the equity method	-	-	374	374	268
Financial investments:
Loans C3.4	544	-	470	1,014	922
Equity securities and portfolio holdings in unit trusts	6,974	11,294	932	19,200	14,383
Debt securities C3.3	12,927	2,847	7,855	23,629	18,554
Other investments	18	20	10	48	41
Deposits	190	243	336	769	896
Total investments	20,653	14,404	9,977	45,034	35,065
Assets held for sale	-	281	538	819	916
Cash and cash equivalents	547	329	808	1,684	1,522
Total assets	23,197	15,182	14,551	52,930	39,954
Equity and liabilities
Equity
Shareholders' equity	-	-	3,548	3,548	2,795
Non-controlling interests	-	-	1	1	1
Total equity	-	-	3,549	3,549	2,796
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	17,873	13,874	8,321	40,068	31,910
Unallocated surplus of with-profits funds note (ii)	2,102	-	-	2,102	77
TotalC4.1(b)	19,975	13,874	8,321	42,170	31,987
Deferred tax liabilities	458	38	223	719	594
Other non-insurance liabilities	2,764	989	1,969	5,722	3,709
Liabilities held for sale	-	281	489	770	868
Total liabilities	23,197	15,182	11,002	49,381	37,158
Total equity and liabilities	23,197	15,182	14,551	52,930	39,954

Notes
(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii)     On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance segment. Up until 31 December 2013, for the purpose of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

C2.2   US insurance operations

	31 Dec 2014 £m			31 Dec 2013 £m
	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	-	5,197	5,197	4,140
Total	-	5,197	5,197	4,140
Deferred tax assets	-	2,343	2,343	2,042
Other non-investment and non-cash assetsnote (iv)	-	6,617	6,617	6,710
Investment properties	-	28	28	28
Financial investments:
LoansC3.4	-	6,719	6,719	6,375
Equity securities and portfolio holdings in unit trustsnote (iii)	81,741	340	82,081	66,008
Debt securitiesC3.3	-	32,980	32,980	30,292
Other investmentsnote (ii)	-	1,670	1,670	1,557
Total investments	81,741	41,737	123,478	104,260
Cash and cash equivalents	-	904	904	604
Total assets	81,741	56,798	138,539	117,756
Equity and liabilities
Equity
Shareholders' equitynote (vi)	-	4,067	4,067	3,446
Total equity	-	4,067	4,067	3,446
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) note (v)	81,741	45,005	126,746	107,411
TotalC4.1 (c)	81,741	45,005	126,746	107,411
Core structural borrowings of shareholder-financed operations	-	160	160	150
Operational borrowings attributable to shareholder-financed operations	-	179	179	142
Deferred tax liabilities	-	2,308	2,308	1,948
Other non-insurance liabilitiesnote (v)	-	5,079	5,079	4,659
Total liabilities	81,741	52,731	134,472	114,310
Total equity and liabilities	81,741	56,798	138,539	117,756

Notes
(i)      These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account e.g. in respect of guarantees are shown within other business.

(ii) Other investments comprise:

	2014 £m	2013 £m
Derivative assets*	916	766
Partnerships in investment pools and other**	754	791
	1,670	1,557
*    After taking account of the derivative liabilities of £251 million (2013: £515 million), which are also included in other non-insurance liabilities, the derivative position for US operations is a net asset of £665 million (2013: £251 million).

**   Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 164 (2013: 166) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.
(iv)    Included within other non-investment and non-cash assets of £6,617 million (2013: £6,710 million) were balances of £5,979 million (2013: £6,065 million) for reinsurers' share of insurance contract liabilities. Of the £5,979 million as at 31 December 2014, £5,174 million related to the reinsurance ceded by the REALIC business (2013: £5,410 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2014, the funds withheld liability of £2,201 million (2013: £2,051 million) was recorded within other non-insurance liabilities.

(v)     In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled, £844 million (2013: £485 million) and are included in other non-insurance liabilities in the statement of financial position above.

(vi) Changes in shareholders' equity:

	2014 £m	2013 £m
Operating profit based on longer-term investment returns B1.1	1,431	1,243
Short-term fluctuations in investment returns B1.2	(1,103)	(625)
Amortisation of acquisition accounting adjustments arising from the purchase of REALIC	(71)	(65)
Profit before shareholder tax	257	553
Tax B5	(8)	(101)
Profit for the year	249	452

	2014 £m	2013 £m
Profit for the year (as above)	249	452
Items recognised in other comprehensive income:
Exchange movements	235	(32)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains (losses) arising during the year	1,039	(2,025)
Deduct net gains included in the income statement	(83)	(64)
Total unrealised valuation movements	956	(2,089)
Related amortisation of deferred acquisition costs C5.1(b)	(87)	498
Related tax	(304)	557
Total other comprehensive income (loss)	800	(1,066)
Total comprehensive income (loss) for the year	1,049	(614)
Dividends, interest payments to central companies and other movements	(428)	(283)
Net increase (decrease) in equity	621	(897)
Shareholders' equity at beginning of year	3,446	4,343
Shareholders' equity at end of year	4,067	3,446

C2.3   UK insurance operations

Of the total investments of £165 billion in UK insurance operations, £103 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

	31 Dec 2014 £m						31 Dec 2013 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with -profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
By operating segment	note (ii)	notes (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	86	86	86	90
Total	-	-	-	86	86	86	90
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	186	-	-	-	186	177
Deferred acquisition costs	-	7	-	-	-	7	6
Total	-	193	-	-	-	193	183
Total	-	193	-	86	86	279	273
Deferred tax assets	-	71	-	61	61	132	142
Other non-investment and non-cash assets	208	3,633	467	2,518	2,985	6,826	5,808
Investments of long-term business and other operations:
Investment properties	390	9,981	694	1,671	2,365	12,736	11,448
Investments in joint ventures and associates accounted for using the equity method	-	536	-	-	-	536	449
Financial investments:
Loans C3.4	66	2,599	-	1,589	1,589	4,254	4,173
Equity securities and portfolio holdings in unit trusts	2,508	25,180	15,714	66	15,780	43,468	39,745
Debt securities C3.3	2,709	43,937	8,048	31,655	39,703	86,349	82,014
Other investmentsnote (iii)	283	5,044	13	442	455	5,782	4,603
Deposits	728	9,526	695	1,304	1,999	12,253	11,252
Total investments	6,684	96,803	25,164	36,727	61,891	165,378	153,684
Properties held for sale	-	-	5	-	5	5	-
Cash and cash equivalents	84	1,336	534	503	1,037	2,457	2,586
Total assets	6,976	102,036	26,170	39,895	66,065	175,077	162,493

	31 Dec 2014 £m						31 Dec 2013 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
	note (ii)	notes (i)
Equity and liabilities
Equity
Shareholders' equity	-	-	-	3,804	3,804	3,804	2,998
Total equity	-	-	-	3,804	3,804	3,804	2,998
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	6,690	82,389	23,300	31,709	55,009	144,088	134,632
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) C4.1(d)	-	10,348	-	-	-	10,348	11,984
Total	6,690	92,737	23,300	31,709	55,009	154,436	146,616
Operational borrowings attributable to shareholder-financed operations	-	-	4	70	74	74	74
Borrowings attributable to with-profits funds	11	1,082	-	-	-	1,093	895
Deferred tax liabilities	45	804	-	379	379	1,228	1,213
Other non-insurance liabilities	230	7,413	2,866	3,933	6,799	14,442	10,697
Total liabilities	6,976	102,036	26,170	36,091	62,261	171,273	159,495
Total equity and liabilities	6,976	102,036	26,170	39,895	66,065	175,077	162,493

Notes
(i)      The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.7 billion (2013: £12.2 billion) of non-profits annuities liabilities. The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.8 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)     The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)     Other investments comprise:

	2014 £m	2013 £m
Derivative assets*	2,344	1,472
Partnerships in investment pools and other**	3,438	3,131
	5,782	4,603
*     After including derivative liabilities of £1,381 million (2013: £804 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £963 million (2013: £668 million).

**    Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4   Asset management operations

	31 Dec 2014 £m				31 Dec 2013 £m
	M&G	US	Eastspring Investments	Total	Total
	note (i)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets	18	2	1	21	20
Total	1,171	18	62	1,251	1,250
Other non-investment and non-cash assets	1,308	228	69	1,605	1,475
Investments in joint ventures and associates accounted for using the equity method	35	-	72	107	92
Financial investments:
LoansC3.4	854	-	-	854	1,096
Equity securities and portfolio holdings in unit trusts	61	-	18	79	65
Debt securitiesC3.3	2,293	-	-	2,293	2,045
Other investments	109	12	-	121	61
Deposits	-	40	34	74	65
Total investments	3,352	52	124	3,528	3,424
Cash and cash equivalents	857	76	111	1,044	1,562
Total assets	6,688	374	366	7,428	7,711
Equity and liabilities
Equity
Shareholders' equity	1,646	157	274	2,077	1,991
Total equity	1,646	157	274	2,077	1,991
Liabilities
Core structural borrowing of shareholder-financed operations	275	-	-	275	275
Operational borrowings attributable to shareholder-financed operations	6	-	-	6	-
Intra-group debt represented by operational borrowings at Group level note (ii)	2,004	-	-	2,004	1,933
Other non-insurance liabilitiesnote (iii)	2,757	217	92	3,066	3,512
Total liabilities	5,042	217	92	5,351	5,720
Total equity and liabilities	6,688	374	366	7,428	7,711

Notes
(i)      The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii)     Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2014 £m	2013 £m
Commercial paper	1,704	1,634
Medium Term Notes	300	299
Total intra-group debt represented by operational borrowings at Group level	2,004	1,933

(iii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3      Assets and Liabilities - Classification and Measurement

C3.1   Group assets and liabilities - Classification
The classification of the Group's assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 'Fair Value Measurement'. The basis applied is summarised below:

	31 December 2014 £m					31 December 2013 £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)					note (i)
	Through profit or loss	Available-for-sale				Through profit and loss	Available-for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463		-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	7,261	7,261		-	-	5,295	5,295
Total	-	-	8,724	8,724		-	-	6,756	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	186	186		-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	61	61		-	-	72	72
Total	-	-	247	247		-	-	249	249
Total intangible assets	-	-	8,971	8,971		-	-	7,005	7,005
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	978	978		-	-	920	920
Reinsurers' share of insurance contract liabilities	-	-	7,167	7,167		-	-	6,838	6,838
Deferred tax assets	-	-	2,765	2,765		-	-	2,412	2,412
Current tax recoverable	-	-	117	117		-	-	244	244
Accrued investment income	-	-	2,667	2,667	2,667	-	-	2,609	2,609	2,609
Other debtors	-	-	1,852	1,852	1,852	-	-	1,746	1,746	1,746
Total	-	-	15,546	15,546		-	-	14,769	14,769
Investments of long-term business and other operations:note (ii)
Investment properties	12,764	-	-	12,764	12,764	11,477	-	-	11,477	11,477
Investments accounted for using the equity method	-	-	1,017	1,017		-	-	809	809
Loans	2,291	-	10,550	12,841	13,548	2,137	-	10,429	12,566	12,995
Equity securities and portfolio holdings in unit trusts	144,862	-	-	144,862	144,862	120,222	-	-	120,222	120,222
Debt securities	112,354	32,897	-	145,251	145,251	102,700	30,205	-	132,905	132,905
Other investments	7,623	-	-	7,623	7,623	6,265	-	-	6,265	6,265
Deposits	-	-	13,096	13,096	13,096	-	-	12,213	12,213	12,213
Total investments	279,894	32,897	24,663	337,454		242,801	30,205	23,451	296,457
Assets held for sale	824	-	-	824	824	916	-	-	916	916
Cash and cash equivalents	-	-	6,409	6,409	6,409	-	-	6,785	6,785	6,785
Total assets	280,718	32,897	55,589	369,204		243,717	30,205	52,010	325,932

	2014 £m					2013 £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)					note (i)
	Through profit and loss	Available-for-sale				Through profit and loss	Available-for-sale

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	250,038	250,038		-	-	218,185	218,185
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,277	39,277		-	-	35,592	35,592
Investment contract liabilities without discretionary participation features	17,554	-	2,670	20,224	20,211	17,736	-	2,440	20,176	20,177
Unallocated surplus of with-profits funds	-	-	12,450	12,450		-	-	12,061	12,061
Total	17,554	-	304,435	321,989		17,736	-	268,278	286,014
Core structural borrowings of shareholder-financed operations	-	-	4,304	4,304	4,925	-	-	4,636	4,636	5,066
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,263	2,263	2,263	-	-	2,152	2,152	2,152
Borrowings attributable to with-profits operations	-	-	1,093	1,093	1,108	18	-	877	895	909

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,347	2,347	2,361	-	-	2,074	2,074	2,085
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	-	-	7,357	7,357	5,278	-	-	5,278	5,278
Deferred tax liabilities	-	-	4,291	4,291		-	-	3,778	3,778
Current tax liabilities	-	-	617	617		-	-	395	395
Accruals and deferred income	-	-	947	947		-	-	824	824
Other creditors	327	-	3,935	4,262	4,262	263	-	3,044	3,307	3,307
Provisions	-	-	724	724		-	-	635	635
Derivative liabilities	2,323	-	-	2,323	2,323	1,689	-	-	1,689	1,689
Other liabilitiesnote (vii)	2,201	-	1,904	4,105	4,105	2,051	-	1,685	3,736	3,736
Total	12,208	-	14,765	26,973		9,281	-	12,435	21,716
Liabilities held for sale	770	-	-	770	770	868	-	-	868	868
Total liabilities	30,532	-	326,860	357,392		27,903	-	288,378	316,281

Notes
(i)     Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)    Realised gains and losses on the Group's investments for 2014 recognised in the income statement amounted to a net gain of £2.9 billion (2013: £2.5 billion).
(iii)   The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

C3.2   Group assets and liabilities - Measurement
The section provides detail of the designation and valuation of the Group's financial assets and liabilities shown under following categories:

(a)        Determination of fair value
The fair values of the assets and liabilities of the Group as shown in this note have been determined on the following bases.
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)    Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	-	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	-	33
Derivative liabilities	(10)	(12)	-	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	-	1,469	776	2,245
Derivative liabilities	-	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,554)	-	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	-	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%
*Loans in the above table are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan Life business included a net financial instruments balance of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million has been classified as level 1 and £30 million as level 2.

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	-	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	-	36
Derivative liabilities	(1)	(3)	-	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	-	1,111	809	1,920
Derivative liabilities	-	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,736)	-	(17,736)
Borrowings attributable to the with-profits funds held at fair value	-	(18)	-	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	-	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%
*Loans in the above table are those classified as fair value through profit or loss in note C3.1.

Investment properties at fair value
	£m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable inputs
2014	-	-	12,764	12,764
2013	-	-	11,477	11,477

(c)   Valuation approach for Level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes.
These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £107,731 million at 31 December 2014 (2013: £100,687 million), £10,093 million are valued internally (2013: £8,556 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)   Fair value measurements for level 3 fair valued assets and liabilities

Valuation approach for level 3 fair valued assets and liabilities
Financial instruments at fair value
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 31 December 2014, the Group held £3,760 million (2013: £3,385 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2013: 2 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,025 million at 31 December 2014 (2013: £1,887 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,201 million at 31 December 2014 (2013: £2,051 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(176) million (2013: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £3,936 million (2013: £3,549 million). Of this amount, a net asset of £11 million (2013: net liability of £(304) million) were internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2013: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset / liability were:

(a) Debt securities of £298 million (2013: £118 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b) Private equity and venture investments of £1,002 million (2013: £878 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third-parties.

(c)  Liabilities of £(1,269) million (2013: £(1,301) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d) Derivative liabilities of £(23) million (2013: nil) which are valued internally using standard market practices but are subject to independent assessment against external counterparties valuations.

(e) Other sundry individual financial investments of £3 million (2013: £1 million).

Of the internally valued net asset referred to above of £11 million (2013: net liability of £(304) million):

(a) A net liability of £(133) million (2013: net liability of £(380) million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.

(b) A net asset of £144 million (2013: £76 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £14 million (2013: £8 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of £13 million (2013: a decrease of £6 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (2013: a decrease of £2 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value - Investment properties
The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An 'income capitalisation' technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group's investment properties. As the comparisons are not with properties which are virtually identical to Group's investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e) Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2014, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £618 million and transfers from level 2 to level 1 of £223 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, in 2014, the transfers into level 3 were £13 million and the transfers out of level 3 were £34 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

(f)     Valuation processes applied by the Group
The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3
Debt securities
This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2014 provided in the notes below.

	2014 £m	2013 £m
Insurance operations:
Asia note (a)	23,629	18,554
US note (b)	32,980	30,292
UK note (c)	86,349	82,014
Asset management operationsnote (d)	2,293	2,045
Total	145,251	132,905

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

(a)    Asia insurance operations

	2014 £m				2013 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P - AAA	728	48	186	962	724
S&P - AA+ to AA-	5,076	323	933	6,332	4,733
S&P - A+ to A-	1,980	367	1,575	3,922	2,896
S&P - BBB+ to BBB-	1,667	755	1,123	3,545	2,717
S&P - Other	499	251	1,089	1,839	1,433
	9,950	1,744	4,906	16,600	12,503
Moody's - Aaa	757	194	331	1,282	1,728
Moody's - Aa1 to Aa3	42	14	1,085	1,141	176
Moody's - A1 to A3	193	90	83	366	177
Moody's - Baa1 to Baa3	167	276	142	585	572
Moody's - Other	49	13	6	68	76
	1,208	587	1,647	3,442	2,729
Fitch	559	110	340	1,009	728
Other	1,210	406	962	2,578	2,594
Total debt securities	12,927	2,847	7,855	23,629	18,554

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan Life business included a debt securities balance of £351 million (2013: £387 million). Of this amount, £321 million were rated as AA+ to AA- (2013: £356 million) and £30 million (2013: £29 million) were rated A+ to A-.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2014 £m	2013 £m
Government bonds	174	387
Corporate bonds*	654	491
Other	134	81
	962	959
*  Rated as investment grade by local external ratings agencies.

(b)    US insurance operations
(i)      Overview

	2014 £m	2013 £m

Corporate and government security and commercial loans:
Government	3,972	3,330
Publicly traded and SEC Rule 144A securities*	20,745	18,875
Non-SEC Rule 144A securities	3,745	3,395
Total	28,462	25,600
Residential mortgage-backed securities (RMBS)	1,567	1,760
Commercial mortgage-backed securities (CMBS)	2,343	2,339
Other debt securities	608	593
Total US debt securities†	32,980	30,292
*     A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

† Debt securities for US operations included in the statement of financial position comprise:

	2014 £m	2013 £m
Available-for-sale	32,897	30,205
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	83	87
	32,980	30,292

(ii)     Valuation basis, presentation of gains and losses and securities in an unrealised loss position
         Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2014, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2013: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as available-for-sale. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses on available-for-sale securities
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £781 million to a net unrealised gain of £1,840 million as analysed in the table below. This increase reflects the effects of decreasing long-term interest rates.

	2014	Changes in unrealised appreciation**	Foreign exchange translation	2013
		Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	5,899			10,825
Unrealised (loss) gain	(180)	683	(14)	(849)
Fair value (as included in statement of financial position)	5,719			9,976
Assets fair valued at or above book value
Book value*	25,158			18,599
Unrealised gain	2,020	273	117	1,630
Fair value (as included in statement of financial position)	27,178			20,229
Total
Book value*	31,057			29,424
Net unrealised gain	1,840	956	103	781
Fair value (as included in the footnote above in the overview table and the statement of financial position)	32,897			30,205
* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of US$1.6476: £1.00

Debt securities classified as available-for-sale in an unrealised loss position
(a)    Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2014 £m		2013 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	5,429	(124)	7,624	(310)
Between 80% and 90%	245	(37)	1,780	(331)
Below 80% :
Residential mortgage-backed securities
Sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	10	(3)	16	(6)
Other asset-backed securities	9	(6)	9	(6)
Government bonds	-	-	521	(188)
Corporates	22	(9)	22	(7)
	45	(19)	572	(208)
Total	5,719	(180)	9,976	(849)

(b)    Unrealised losses by maturity of security

	2014 £m	2013 £m
1 year to 5 years	(5)	(5)
5 years to 10 years	(90)	(224)
More than 10 years	(54)	(558)
Mortgage-backed and other debt securities	(31)	(62)
Total	(180)	(849)

(c)     Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2014 £m			2013 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(18)	(46)	(64)	(2)	(52)	(54)
6 months to 1 year	(1)	(1)	(2)	(12)	(329)	(341)
1 year to 2 years	(6)	(51)	(57)	(2)	(423)	(425)
2 years to 3 years	(1)	(36)	(37)	(1)	-	(1)
More than 3 years	(7)	(13)	(20)	(13)	(15)	(28)
Total	(33)	(147)	(180)	(30)	(819)	(849)

Further, the following table shows the age analysis as at 31 December 2014, of the securities whose fair values were below 80 per cent of the book value:

	2014 £m		2013 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	17	(7)	93	(24)
3 months to 6 months	3	(1)	418	(159)
More than 6 months	25	(11)	61	(25)
	45	(19)	572	(208)

(iii)    Ratings
The following table summarises the securities detailed above by rating using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2014 £m	2013 £m
S&P - AAA	164	132
S&P - AA+ to AA-	6,067	5,252
S&P - A+ to A-	8,640	7,728
S&P - BBB+ to BBB-	10,308	9,762
S&P - Other	1,016	941
	26,195	23,815
Moody's - Aaa	84	65
Moody's - Aa1 to Aa3	29	13
Moody's - A1 to A3	27	65
Moody's - Baa1 to Baa3	72	70
Moody's - Other	8	10
	220	223
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,786	2,774
NAIC 2	85	179
NAIC 3-6	58	87
	2,929	3,040
Fitch	300	159
Other **	3,336	3,055
Total debt securities (see overview table in note (i) above)	32,980	30,292
*    The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

** The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2014 £m	2013 £m
NAIC 1	1,322	1,165
NAIC 2	1,890	1,836
NAIC 3-6	124	54
	3,336	3,055

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)    UK insurance operations

	2014 £m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2014 Total	2013 Total
						£m	£m
S&P - AAA	231	3,984	1,257	3,516	388	9,376	8,837
S&P - AA+ to AA-	506	5,443	1,118	3,724	458	11,249	10,690
S&P - A+ to A-	752	10,815	1,764	7,324	836	21,491	20,891
S&P - BBB+ to BBB-	585	9,212	1,898	4,332	714	16,741	17,125
S&P - Other	158	2,177	215	272	45	2,867	3,255
	2,232	31,631	6,252	19,168	2,441	61,724	60,798
Moody's - Aaa	59	1,375	200	377	52	2,063	2,333
Moody's - Aa1 to Aa3	52	2,370	1,110	3,048	549	7,129	6,420
Moody's - A1 to A3	48	970	88	1,412	168	2,686	2,077
Moody's - Baa1 to Baa3	31	807	126	363	49	1,376	1,214
Moody's - Other	6	390	14	26	-	436	140
	196	5,912	1,538	5,226	818	13,690	12,184
Fitch	15	484	97	232	20	848	611
Other	266	5,910	161	3,464	286	10,087	8,421
Total debt securities	2,709	43,937	8,048	28,090	3,565	86,349	82,014

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £10,087 million total debt securities held at 31 December 2014 (2013: £8,421 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2014 £m	2013 £m
Internal ratings or unrated:
AAA to A-	4,917	3,691
BBB to B-	3,755	3,456
Below B- or unrated	1,415	1,274
Total	10,087	8,421

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. The non-linked shareholder-backed business of PRIL and other annuity and long-term business includes £3,750 million which are not externally rated. The internal ratings for these securities consists of £1,082 million AA+ to AA-, £1,336 million A+ to A-, £1,183 million BBB+ to BBB-, £60 million BB+ to BB- and £89 million that were rated B+ and below or unrated.

(d)    Asset management operations
The debt securities are all held by M&G (including Prudential Capital).

	2014 £m	2013 £m
M&G
AAA to A- by S&P or equivalent ratings	2,056	1,690
Other	237	355
Total M&G (including Prudential Capital)	2,293	2,045

(e)    Asset-backed securities
The Group's holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2014 is as follows:
	2014 £m	2013 £m
Shareholder-backed operations:
Asia insurance operations note (i)	104	139
US insurance operations note (ii)	4,518	4,692
UK insurance operations (2014: 25% AAA, 42% AA)note (iii)	1,864	1,727
Other operations note (iv)	875	667
	7,361	7,225
With-profits operations:
Asia insurance operations note (i)	228	200
UK insurance operations (2014: 57% AAA, 17% AA)note (iii)	5,126	5,765
	5,354	5,965
Total	12,715	13,190

Notes
(i) Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £228 million, 99 per cent (31 December 2013: 94 per cent) are investment graded.

(ii) US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2014 comprises:

	2014 £m	2013 £m
RMBS
Sub-prime (2014: 7% AAA, 11% AA, 8% A)	235	255
Alt-A (2014: 1% AA, 4% A)	244	270
Prime including agency (2014: 76% AA, 2% A)	1,088	1,235
CMBS (2014: 50% AAA, 23% AA, 22% A)	2,343	2,339
CDO funds (2014: 21% AAA, 1% AA, 23% A), including £nil exposure to sub-prime	53	46
Other ABS (2014: 27% AAA, 17% AA, 45% A), including £72 million exposure to sub-prime	555	547
Total	4,518	4,692

(iii) UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.
Of the holdings of the with-profits operations, £1,333 million (31 December 2013: £1,490 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv) Other operations
         Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £875 million, 89 per cent (31 December 2013: 85 per cent) are graded AAA.

(f) Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2014:

Exposure to sovereign debts

	2014 £m		2013 £m
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	62	61	53	53
Spain	1	18	1	14
France	20	-	19	-
Germany*	388	336	413	389
Other Eurozone (principally Belgium)	5	29	5	28
Total Eurozone	476	444	491	484
United Kingdom	4,104	2,065	3,516	2,432
United States**	3,607	5,771	3,045	4,026
Other, predominantly Asia	2,787	1,714	3,124	1,525
Total	10,974	9,994	10,176	8,467
* Including bonds guaranteed by the federal government.
** The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Exposure to bank debt securities

	2014 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2014 Total £m	2013 Total £m
Italy	-	31	31	-	-	-	31	30
Spain	109	11	120	-	13	13	133	135
France	20	136	156	17	76	93	249	175
Germany	17	25	42	-	69	69	111	66
Netherlands	-	13	13	75	36	111	124	152
Other Eurozone	-	42	42	-	11	11	53	74
Total Eurozone	146	258	404	92	205	297	701	632
United Kingdom	393	235	628	35	633	668	1,296	1,369
United States	-	1,905	1,905	56	523	579	2,484	2,163
Other, predominantly Asia	19	294	313	56	366	422	735	698
Total	558	2,692	3,250	239	1,727	1,966	5,216	4,862

With-profits funds
Italy	7	60	67	-	-	-	67	82
Spain	134	52	186	-	-	-	186	149
France	7	138	145	-	61	61	206	237
Germany	104	24	128	-	-	-	128	24
Netherlands	-	195	195	-	-	-	195	215
Other Eurozone	5	19	24	-	-	-	24	16
Total Eurozone	257	488	745	-	61	61	806	723
United Kingdom	549	460	1,009	6	546	552	1,561	1,695
United States	-	1,821	1,821	116	127	243	2,064	2,214
Other, predominantly Asia	140	842	982	142	272	414	1,396	1,102
Total	946	3,611	4,557	264	1,006	1,270	5,827	5,734

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

(g)    Group oil and gas industries debt exposure
The Group exposures held by the shareholder-backed business in debt securities issued by the oil and gas industries at 31 December 2014 are analysed as follows:

	2014 £m
	Exploration and production	Integrated oils	Refining and Marketing	Oil and gas services	Pipeline / mid-stream	Total
AAA	-	8	-	-	-	8
AA	43	244	-	90	2	379
A	324	334	-	81	21	760
BBB	499	281	192	299	659	1,930
BB or below	73	4	15	16	212	320
Total	939	871	207	486	894	3,397

The exposure is well diversified by issuer, sub-sector and geography with 138 issuers across the five sub-sectors. The average holding is £25 million.

The exposure by business unit is as follows:

	2014 £m
	US general account	UK (annuities fund)	Other	Total
AAA	8	-	-	8
AA	199	140	40	379
A	567	153	40	760
BBB	*1,610	161	159	1,930
BB or below	*280	31	9	320
Total	2,664	485	248	3,397
* Total exposure to the more directly impacted sub-segments of Exploration and Production and Oil and Gas services is £779 million.

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of oil and gas debt holdings of the Group's joint venture operations.

C3.4   Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

- Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and

- Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis. See note (b).

The amounts included in the statement of financial position are analysed as follows:

	2014 £m	2013 £m
Insurance operations:
Asianote (a)	1,014	922
USnote (b)	6,719	6,375
UKnote (c)	4,254	4,173
Asset management operations:
M&Gnote (d)	854	1,096
Total	12,841	12,566

(a)    Asia insurance operations
The loans of the Group's Asia insurance operations comprise:

	2014 £m	2013 £m
Mortgage loans‡	88	57
Policy loans‡	672	611
Other loans‡‡	254	254
Total Asia insurance operations loans	1,014	922
‡
The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡
The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)    US insurance operations
The loans of the Group's US insurance operations comprise:

	2014 £m			2013 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans+	-	3,847	3,847	-	3,671	3,671
Policy loans++	2,025	847	2,872	1,887	817	2,704
Total US insurance operations loans	2,025	4,694	6,719	1,887	4,488	6,375
†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
††
The policy loans are fully secured by individual life insurance policies or annuity policies. Policy loans backing liabilities for funds withheld under reinsurance arrangements are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.
The average loan size is £7.2 million (2013: £6.5 million). The portfolio has a current estimated average loan to value of 59 per cent (2013: 61 per cent).

At 31 December 2014, Jackson had mortgage loans with a carrying value of £13 million (2013: £47 million) where the contractual terms of the agreements had been restructured.

(c)    UK insurance operations
The loans of the Group's UK insurance operations comprise:

	2014 £m	2013 £m
SAIF and PAC WPSF
Mortgage loans†	1,145	1,183
Policy loans	10	12
Other loans‡	1,510	1,629
Total SAIF and PAC WPSF loans	2,665	2,824
Shareholder-backed operations
Mortgage loans†	1,585	1,345
Other loans	4	4
Total loans of shareholder-backed operations	1,589	1,349
Total UK insurance operations loans	4,254	4,173
†
     The mortgage loans are collateralised by properties. By carrying value, 74 per cent of the £1,585 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent.

‡
Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d) Asset management operations
The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2014 £m	2013 £m
Loans and receivables internal ratings:
AAA	101	108
AA+ to AA-	-	28
A+ to A-	161	-
BBB+ to BBB-	244	516
BB+ to BB-	49	174
B and other	299	270
Total M&G (including Prudential Capital) loans	854	1,096

C4      Policyholder liabilities and unallocated surplus
The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1        Movement and duration of liabilities

C4.1(a)   Group overview
(i)         Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2013	34,664	92,261	144,438	271,363
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,501	92,261	133,912	257,674
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	10,526	10,589
- Group's share of policyholder liabilities of joint ventures§	3,100	-	-	3,100

Reclassification of Japan life business as held for sale†	(1,026)	-	-	(1,026)
Net flows:
Premiums	6,555	15,951	7,378	29,884
Surrenders	(2,730)	(5,087)	(4,582)	(12,399)
Maturities/Deaths	(997)	(1,229)	(8,121)	(10,347)
Net flows	2,828	9,635	(5,325)	7,138
Shareholders' transfers post tax	(38)	-	(192)	(230)
Investment-related items and other movements	462	8,219	7,812	16,493
Foreign exchange translation differences	(2,231)	(2,704)	(117)	(5,052)
Acquisition of Thanachart Lifenote D1	487	-	-	487
As at 31 December 2013 / 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group's share of policyholder liabilities of joint ventures§	3,159	-	-	3,159

Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-
Net flows:
Premiums	7,058	15,492	7,902	30,452
Surrenders	(2,425)	(5,922)	(5,656)	(14,003)
Maturities/Deaths	(1,259)	(1,307)	(6,756)	(9,322)
Net flows	3,374	8,263	(4,510)	7,127
Shareholders' transfers post tax	(40)	-	(200)	(240)
Investment-related items and other movements	3,480	3,712	14,310	21,502
Foreign exchange translation differences	1,372	7,360	(90)	8,642
At 31 December 2014	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position ¶	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group's share of policyholder liabilities of joint ventures §	4,215	-	-	4,215
Average policyholder liability balances‡
2014	38,993	117,079	139,362	295,434
2013	34,423	99,836	134,272	268,531
*     Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the        PAC WPSF of the UK insurance operations.

      On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the       unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

†
     Liabilities of £1,026 million in respect of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within      the 2014 or 2013 analysis above in respect of Japan life business.

‡
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
§
The Group's investment in joint ventures are accounted for on an equity method basis in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
¶     The policyholder liabilities of the Asia insurance operations of £38,705 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong        Kong with-profits business. Including this amount total Asia policyholder liabilities are £40,068 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)        Analysis of movements in policyholder liabilities for shareholder-backed business

		2013 £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		21,213	92,261	49,505	162,979
Reclassification of Japan life business as held for sale	note (a)	(1,026)	-	-	(1,026)
Net flows:
Premiums		4,728	15,951	3,628	24,307
Surrenders		(2,016)	(5,087)	(2,320)	(9,423)
Maturities/Deaths		(363)	(1,229)	(2,346)	(3,938)
Net flows	note (b)	2,349	9,635	(1,038)	10,946
Investment-related items and other movements		622	8,219	2,312	11,153
Acquisition of subsidiaries		487	-	-	487
Foreign exchange translation differences		(1,714)	(2,704)	-	(4,418)
At 31 December		21,931	107,411	50,779	180,121

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		18,772	107,411	50,779	176,962
- Group's share of policyholder liabilities relating to joint ventures		3,159	-	-	3,159

		2014 £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		21,931	107,411	50,779	180,121
Net flows:
Premiums		4,799	15,492	4,951	25,242
Surrenders		(2,218)	(5,922)	(3,149)	(11,289)
Maturities/Deaths		(644)	(1,307)	(2,412)	(4,363)
Net flows	note (b)	1,937	8,263	(610)	9,590
Investment-related items and other movements		1,859	3,712	4,840	10,411
Foreign exchange translation differences		683	7,360	-	8,043
At 31 December	note (c)	26,410	126,746	55,009	208,165

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		22,195	126,746	55,009	203,950
- Group's share of policyholder liabilities relating to joint ventures		4,215	-	-	4,215

Notes
(a)     The £1,026 million liabilities of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within 2014 or 2013 analysis above in respect of Japan life business.

(b) Including net flows of the Group's insurance joint ventures.
(c)
Policyholder liabilities relating to shareholder-backed business grew by £28.1 billion from £180.1 billion at 31 December 2013 to £208.2 billion at 31 December 2014 demonstrating the on-going growth of our business. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £9.6 billion in 2014 (2013: £10.9 billion), driven by strong inflows of £8.3 billion in the US and £1.9 billion in Asia.

C4.1(b) Asia insurance operations

(i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
At 1 January 2013	13,451	14,028	7,185	34,664
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	-	63
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,059	1,041	3,100

Reclassification of Japan life business as held for sale*	-	(366)	(660)	(1,026)
Premiums
New business	242	1,519	902	2,663
In-force	1,585	1,301	1,006	3,892
	1,827	2,820	1,908	6,555
Surrenders note (e)	(714)	(1,799)	(217)	(2,730)
Maturities/Deaths	(634)	(46)	(317)	(997)
Net flows note (d)	479	975	1,374	2,828
Shareholders' transfers post tax	(38)	-	-	(38)
Investment-related items and other movements note (f)	(160)	369	253	462
Acquisition of Thanachart lifenote (g)	-	-	487	487
Foreign exchange translation differences note (a)	(517)	(1,241)	(473)	(2,231)
At 31 December 2013 / 1 January 2014 note (c)	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group's share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159

Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690
Premiums
New business	425	1,337	997	2,759
In-force	1,834	1,375	1,090	4,299
	2,259	2,712	2,087	7,058
Surrenders note (e)	(207)	(1,939)	(279)	(2,425)
Maturities/Deaths	(615)	(40)	(604)	(1,259)
Net flows note (d)	1,437	733	1,204	3,374
Shareholders' transfers post tax	(40)	-	-	(40)
Investment-related items and other movements note (f)	1,621	1,336	523	3,480
Foreign exchange translation differencesnote (a)	689	375	308	1,372
At 31 December 2014 note (c)	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position §	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215
Average policyholder liability balances†
2014	14,823	14,987	9,183	38,993
2013	13,263	13,714	7,446	34,423

*  The £1,026 million liabilities of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013.  No further amounts are shown within the 2014 or     2013 analysis above in respect of Japan life business.

† Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.

‡  The Group's investment in joint ventures are accounted for on an equity method basis and the Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

§ The policyholder liabilities of the with-profits business of £16,510 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business.  Including this amount the Asia with-profits policyholder liabilities are £17,873 million.

Notes
(a)     Movements in the year have been translated at the average exchange rates for the year ended 31 December 2014. The closing balance has been translated at the closing spot rates as at 31 December 2014. Differences upon retranslation are included in foreign exchange translation differences.

(b)     Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.

         On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(c)     The policyholder liabilities of the Asia insurance operations of £38,705 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities is £40,068 million.

(d) Net flows have increased by £546 million to £3,374 million in 2014 compared with £2,828 million in 2013 reflecting increased flows from new business and growth in the in-force books.

(e)     The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 10 per cent in 2014, in line with the 10 per cent recorded in 2013 (based on opening liabilities after the removal of Japan life). Maturities/deaths have increased from £997 million in 2013 to £1,259 million in 2014, primarily as a result of an increased number of endowment products within Malaysia and Singapore reaching their maturity point.

(f) Investment-related items and other movements for 2014 principally represents unrealised gains on bonds, following the fall in bond yields and positive investment gains from the Asia equity market.
(g) The acquisition of Thanachart Life reflects the liabilities acquired at the date of acquisition.

(ii)     Duration of liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2014 and 2013, taking account of expected future premiums and investment returns:

	2014 £m	2013 £m
Policyholder liabilities	38,705	31,910
Expected maturity:	%	%
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	17	16
15 to 20 years	12	12
20 to 25 years	9	9
Over 25 years	19	20

C4.1(c) US insurance operations

(i)      Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2013	49,298	42,963	92,261
Premiums	11,377	4,574	15,951
Surrenders	(2,906)	(2,181)	(5,087)
Maturities/Deaths	(485)	(744)	(1,229)
Net flows note (b)	7,986	1,649	9,635
Transfers from general to separate account	1,603	(1,603)	-
Investment-related items and other movements note (c)	8,725	(506)	8,219
Foreign exchange translation differences note (a)	(1,931)	(773)	(2,704)
At 31 December 2013 / 1 January 2014	65,681	41,730	107,411
Premiums	12,220	3,272	15,492
Surrenders	(3,699)	(2,223)	(5,922)
Maturities/Deaths	(547)	(760)	(1,307)
Net flows note (b)	7,974	289	8,263
Transfers from general to separate account	1,395	(1,395)	-
Investment-related items and other movements note (c)	1,963	1,749	3,712
Foreign exchange translation differences note (a)	4,728	2,632	7,360
At 31 December 2014	81,741	45,005	126,746
Average policyholder liability balances*
2014	73,711	43,368	117,079
2013	57,489	42,347	99,836
* Averages have been based on opening and closing balances.

Notes
(a)     Movements in the year have been translated at an average rate of US$1.65/£1.00 (2013: US$1.56/£1.00). The closing balances have been translated at closing rate of US$1.56/£1.00 (2013: US$1.66/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)     Net flows for the year were £8,263 million compared with £9,635 million in 2013 on an actual exchange rate basis and £9,149 million on a constant exchange rate basis, reflecting in part lower premiums into the fixed index annuity business following product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

(c)     Positive investment-related items and other movements in variable annuity separate account liabilities of £1,963 million for 2014 primarily reflects the increase in the US equity market during the year.

Fixed annuity, GIC and other business investment and other movements of £1,749 million primarily reflect the increase in interest credited to the policyholder accounts in the year and an increase in other guarantee reserves.

(ii)     Duration of liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2014 and 2013:

	2014				2013
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	45,005	81,741	126,746	41,730	65,681	107,411
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	46	48	47	49	48	48
5 to 10 years	27	29	29	27	31	30
10 to 15 years	12	13	13	11	13	12
15 to 20 years	7	6	6	6	5	5
20 to 25 years	4	3	3	4	2	3
Over 25 years	4	1	2	3	1	2

C4.1(d)    UK insurance operations

(i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2013	94,933	22,197	27,308	144,438
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526
Premiums	3,750	2,150	1,478	7,378
Surrenders	(2,262)	(2,263)	(57)	(4,582)
Maturities/Deaths	(5,775)	(644)	(1,702)	(8,121)
Net flows note (b)	(4,287)	(757)	(281)	(5,325)
Shareholders' transfers post tax	(192)	-	-	(192)
Switches	(195)	195	-	-
Investment-related items and other movements	5,695	2,017	100	7,812
Foreign exchange translation differences	(117)	-	-	(117)
At 31 December 2013 / 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984

Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)
Premiums	2,951	1,405	3,546	7,902
Surrenders	(2,507)	(2,934)	(215)	(5,656)
Maturities/Deaths	(4,344)	(587)	(1,825)	(6,756)
Net flows note (b)	(3,900)	(2,116)	1,506	(4,510)
Shareholders' transfers post tax	(200)	-	-	(200)
Switches	(167)	167	-	-
Investment-related items and other movements note (c)	9,637	1,597	3,076	14,310
Foreign exchange translation differences	(90)	-	-	(90)
At 31 December 2014	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348
Average policyholder liability balances*
2014	86,467	23,476	29,419	139,362
2013	84,130	22,924	27,218	134,272
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes
(a)     Up until 31 December 2013, for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.

         On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(b)     Net outflows improved from £5,325 million in 2013 to £4,510 million in 2014, due primarily to higher premium flows (up £2,068 million to £3,546 million) into our annuity and other long-term business following an increase in the number of bulk annuity transaction in the year. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.

(c) Investment-related items and other movements of £14,310 million reflect both growth in equity markets and fall in long-term bond yields in 2014.

(ii)     Duration of liabilities

The tables above show the carrying value of the policyholder liabilities and the maturity profile of the cash flows for insurance contracts, as defined by IFRS:

	2014 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	38,287	39,084	77,371	11,708	22,186	33,894	15,474	17,349	32,823	144,088
	2014%
Expected maturity:
0 to 5 years	40	39	39	31	25	27	37	36	36	36
5 to 10 years	24	26	25	25	22	23	25	22	24	24
10 to 15 years	14	17	16	18	18	18	16	16	16	17
15 to 20 years	9	11	10	11	14	13	10	11	11	11
20 to 25 years	6	5	5	7	9	9	5	8	6	6
over 25 years	7	2	5	8	12	10	7	7	7	6

	2013 £m
Policyholder liabilities	36,248	35,375	71,623	12,230	19,973	32,203	13,223	17,583	30,806	134,632
	2013%
Expected maturity:
0 to 5 years	42	40	41	33	28	30	39	40	39	38
5 to 10 years	24	25	25	25	23	24	25	22	23	24
10 to 15 years	14	17	16	18	18	18	16	16	16	16
15 to 20 years	9	11	10	11	13	12	9	10	10	11
20 to 25 years	5	5	5	6	8	8	5	6	6	6
over 25 years	6	2	3	7	10	8	6	6	6	5

(i)      The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

(ii) Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(iii) Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
(iv)    For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(v) The maturity tables shown above have been prepared on a discounted basis.

C5   Intangible assets

C5.1 Intangible assets attributable to shareholders

(a)    Goodwill attributable to shareholders

	2014 £m	2013 £m
Cost
At beginning of year	1,581	1,589
Exchange differences	2	(8)
At end of year	1,583	1,581
Aggregate impairment	(120)	(120)
Net book amount at end of year	1,463	1,461

Goodwill attributable to shareholders comprises:

	2014 £m	2013 £m
M&G	1,153	1,153
Other	310	308
	1,463	1,461

Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2014 and 2013 relates to the goodwill held in relation to the held for sale Japan Life business (see note D1), which was impaired in 2005.

(b)    Deferred acquisition costs and other intangible assets attributable to shareholders
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2014 £m	2013 £m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	5,840	4,684
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	87	96
	5,927	4,780
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	59	67
Distribution rights and other intangibles	1,275	448
	1,334	515
Total of deferred acquisition costs and other intangible assets	7,261	5,295

	2014 £m						2013 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles†	Total	Total
Balance at 1 January	553	4,121	89	17	515	5,295	4,177
Reclassification of Japan Life as held for salenote D1	-	-	-	-	-	-	(28)
Additions and acquisitions of subsidiaries	209	678	8	8	865	1,768	1,251
Amortisation to the income statement:
Operating profit	(128)	(487)	(14)	(8)	(59)	(696)	(643)
Non-operating profit	-	653	-	-	-	653	228
	(128)	166	(14)	(8)	(59)	(43)	(415)
Disposals	-	-	-	-	(6)	(6)	(1)
Exchange differences and other movements	16	299	-	-	19	334	(187)
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income	-	(87)	-	-	-	(87)	498
Balance at 31 December	650	5,177	83	17	1,334	7,261	5,295
†
PVIF and other intangibles includes software rights of £66 million (2013: £56 million) with additions of £34 million, amortisation of £25 million and exchange losses of £1 million.

Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Additions of £865 million in 2014 principally relate to fees paid and due to extend the term and expand the geographic scope of the agreement with Standard Chartered Bank and other fees on current distribution deals.

It also includes £18 million for PVIF and other intangibles in 2014 for the acquisition of Express Life of Ghana and Shield Assurance Company Limited in Kenya.

US insurance operations
Summary balances
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2014 £m	2013 £m
Variable annuity business	5,002	3,716
Other business	759	868
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(584)	(463)
Total DAC for US operations	5,177	4,121
*  Consequent upon the positive unrealised valuation movement in 2014 of £956 million (2013: negative unrealised valuation movement of £2,089 million), there is a charge of £87 million (2013: a credit of £498 million) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2014, the cumulative shadow DAC balance as shown in the table above was negative £584 million (2013: negative £463 million).

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies 'grandfathered' US GAAP for measuring the insurance assets and liabilities of Jackson.
In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed interest rate and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson's variable annuity products are also amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits)
earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, expense and the long-term cost of hedging.

Mean reversion technique
For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, as referenced in note A3, for Jackson, is 7.4 per cent (2013: 7.4 per cent ) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (2013: 7.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (2013: 7.4 per cent) assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (after deduction of net fund management fees) in each year.

Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:
i)       A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
ii)      An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2014, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £13 million (2013:credit for decelerated amortisation of £82 million). The 2014 amount primarily reflects the separate account performance of 6 per cent, which is lower than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2015 (outside the range of negative 34 per cent to positive 36 per cent) for the mean reversion assumption to move outside the corridor.

C6      Borrowings

C6.1   Core structural borrowings of shareholder-financed operations

	2014 £m	2013 £m
Holding company operations:
Perpetual Subordinated Capital Securities (Innovative Tier 1)note (i),(iv),(vI)	1,789	2,133
Subordinated Notes (Lower Tier 2)note (i),(v)	1,531	1,529
Subordinated debt total	3,320	3,662
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	3,869	4,211
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)	160	150
Total (per consolidated statement of financial position)	4,304	4,636

Notes
(i) These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.
Tier 1 subordinated debt is entirely US$ denominated.
The Group has designated all US$2.80 billion (2013: US$3.55 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.
(iii)   The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month £LIBOR plus 0.40 per cent.

(iv)   In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 Perpetual Subordinated Capital Securities primarily to retail investors in Asia. The proceeds, net of costs, were US$689 million.

(v)   In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated Notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.

(vi)   On 23 December 2014, the Company exercised its right to redeem early the US$750 million 11.75 per cent Tier 1 perpetual subordinated capital securities at their aggregate nominal amount together with accrued interest.

C6.2   Other borrowings

(a)   Operational borrowings attributable to shareholder-financed operations

	2014 £m	2013 £m
Borrowings in respect of short-term fixed income securities programmes	2,004	1,933
Non-recourse borrowings of US operations	19	18
Other borrowings note (ii)	240	201
Totalnote (i)	2,263	2,152

Notes

(i)      In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2014 which will mature in October 2015. These Notes have been wholly subscribed to a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)     Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(iii) In January 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018. The proceeds, net of costs, were £299 million.

(b) Borrowings attributable to with-profits operations

	2014 £m	2013 £m
Non-recourse borrowings of consolidated investment funds	924	691
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc*	100	100
Other borrowings (predominantly obligations under finance leases)	69	104
Total	1,093	895
*  The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7      Risk and sensitivity analysis

C7.1   Group overview
The Group's risk framework and the management of the risk including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of 'Group Chief Risk Officer's report on the risks facing our business and our capital strength'.

The financial and insurance assets and liabilities on the Group's balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks, including how they affect Group's operations and how they are managed are discussed in the 'Group Chief Risk Officer's report on the risks facing our business and our capital strength'.

The most significant items for which the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives		Other exposure
Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk
Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business
Credit risk
Interest rate risk
Profit and loss and
shareholders' equity are
volatile for these risks as
they affect the values of
derivatives and embedded
derivatives and impairment
losses. In addition,
shareholders' equity is
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39

			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments

UK insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date.
In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits achieved through the geographical spread of the Group's operations and, within those operations through a broad mix of products types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions:
- Financial risk factors; and
- Non-financial risk factors.

Correlation across risk factors:
- Longevity risk;
- Expenses;
- Persistency; and
- Other risks.

The effect of Group diversification across the Group's life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular mortality and longevity risk.

C7.2   Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group's exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

(i)      Sensitivity to risks other than foreign exchange risk
With-profits business
Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business
As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders' equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders' equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business
Interest rate risk
Excluding its with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2014, 10-year government bond rates vary from territory to territory and range from 1.6 per cent to 8.0 per cent (2013: 1.7 per cent to 9.0 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2014 and 2013 is as follows:

	2014 £m		2013 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	(54)	(137)	311	(215)
Related deferred tax (where applicable)	(5)	24	(34)	40
Net effect on profit and shareholders' equity	(59)	(113)	277	(175)
The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. In 2014, the lower interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

Equity price risk
The non-linked shareholder business has limited exposure to equity and property investment (31 December 2014: £932 million). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2014 and 2013 would be as follows:

	2014 £m		2013 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(187)	(93)	(114)	(57)
Related deferred tax (where applicable)	23	11	24	12
Net effect on profit and shareholders' equity	(164)	(82)	(90)	(45)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

Insurance risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit and shareholders' equity would be decreased by approximately £47 million (2013: £38 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)     Sensitivity to foreign exchange risk
Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2014, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2014 £m	2013 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders	(111)	(63)	135	77
Profit for the year	(95)	(49)	117	60
Shareholders' equity, excluding goodwill, attributable to Asia operations	(315)	(246)	384	300

C7.3   US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
At the level of operating profit based on longer-term investment returns, Jackson's results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2013: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, life business and surplus and 6 per cent (2013: 6 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk
•  related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
•  related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk	• related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates;
• related to the guarantee features attached to the company's products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
• the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain Guaranteed Minimum Withdrawal Benefit variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, 'Financial Instruments: Recognition and Measurement'. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson's segment profit as shown in note B1.1 value movements on Jackson's derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps
These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.

Put-swaption contracts
These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 5 years. Put-swaptions hedge against significant movements in interest rates.

Equity index futures contracts and equity index options
These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson's obligations associated with its issuance of fixed index deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

Total return swaps
Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.

Cross-currency swaps
Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps
These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

(i)      Sensitivity to equity risk
At 31 December 2014 and 2013, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2014	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	64,344	1,463	65.0 years
GMWB - Premium only	0%	2,151	32
GMWB*	0-5% **	264	17
GMAB - Premium only	0%	53	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		6,581	193	65.0 years
GMWB - Highest anniversary only		2,131	85
GMWB*		830	58
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	3,978	302	67.5 years
GMIB†	0-6%	1,595	360		1.4 years
GMWB*	0-8% **	57,323	2,033

31 December 2013	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	52,985	1,248	64.7 years
GMWB - Premium only	0%	2,260	36
GMWB*	0-5% **	289	18
GMAB - Premium only	0%	57	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		5,522	134	64.6 years
GMWB - Highest anniversary only		2,039	93
GMWB*		875	63
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	3,522	217	66.9 years
GMIB†	0-6%	1,642	317		2.4 years
GMWB*	0-8% **	46,091	1,087
* Amounts shown for
Guaranteed Minimum Withdrawal Benefit
comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

**    Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.

† The GMIB reinsurance guarantees are essentially fully reinsured

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2014 £m	2013 £m
Mutual fund type:
Equity	50,071	40,529
Bond	11,139	10,043
Balanced	12,901	10,797
Money market	675	703
Total	74,786	62,072

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit
guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2014, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2014 £m				2013 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	360	130	8	(25)	485	165	213	77
Related deferred tax effects	(126)	(46)	(3)	9	(170)	(58)	(74)	(27)
Net sensitivity of profit after tax and shareholders' equity	234	84	5	(16)	315	107	139	50

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2014 and 2013.

(ii)     Sensitivity to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The Guaranteed Minimum Withdrawal Benefit features attached to variable annuity business (other than 'for-life') are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2014 and 2013 is as follows:

	2014 £m				2013 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(1,398)	(690)	494	875	(128)	(66)	(52)	(161)
Related effect on charge for deferred tax	489	242	(173)	(306)	45	23	18	56
Net profit effect	(909)	(448)	321	569	(83)	(43)	(34)	(105)

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	2,979	1,663	(1,663)	(2,979)	2,624	1,477	(1,477)	(2,624)
Related effect on movement in deferred tax	(1,043)	(582)	582	1,043	(918)	(517)	517	918
Net effect	1,936	1,081	(1,081)	(1,936)	1,706	960	(960)	(1,706)
Total net effect on shareholders' equity	1,027	633	(760)	(1,367)	1,623	917	(994)	(1,811)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflects the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

(iii)    Sensitivity to foreign exchange risk
Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2014, the average and closing rates were US$1.65 (2013: $1.56) and US$1.56 (2013: US$1.66) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2014 £m	2013 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders note	(23)	(50)	29	61
Profit for the year	(23)	(41)	28	50
Shareholders' equity attributable to US insurance operations	(370)	(313)	452	383

Note:
Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

(iv)    Other sensitivities
Total profit of Jackson is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

- Growth in the size of assets under management covering the liabilities for the contracts in force;
- Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
- Spread returns for the difference between investment returns and rates credited to policyholders; and
- Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and Guaranteed Minimum Death Benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its Guaranteed Minimum Withdrawal Benefit product features. Jackson has extensive derivative programme to seek to manage the exposure for altered equity markets and interest rates. For example, Jackson uses derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2014 was 7.4 per cent (2013: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

-    Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and

- The required level of provision for guaranteed minimum death benefit claims.

C7.4   UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of Prudential Retirement Income Limited and the Prudential Assurance Company non-profit sub-fund. Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business
SAIF
Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business
The shareholder results of the UK with-profits business (including non-participating annuity business of the with-
profits sub-fund
are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders' share of the cost of bonuses. Due to the 'smoothed' basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders' share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

Shareholder-backed annuity business
The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

- The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
- Actual versus expected default rates on assets held;
- The difference between long-term rates of return on corporate bonds and risk-free rates;
- The variance between actual and expected mortality experience;
- The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
- Changes in renewal expense levels.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profits by approximately £94 million (2013: £71 million). A decrease in credit default assumptions of five basis points would increase pre-tax profits by £190 million (2013: £151 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profits by £30 million (2013: £27 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders' equity from all the changes in assumptions as described above would be an increase of approximately £101 million (2013: £86 million).

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(i)      Sensitivity to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk.
At 31 December 2014 annuity liabilities accounted for 98 per cent (2013: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the Prudential Assurance Company with-profits sub-fund (for its non-profit annuity business) and shareholders (for annuity liabilities of Prudential Retirement Income Limited and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2014 £m				2013 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	11,559	5,063	(4,085)	(7,457)	8,602	3,843	(3,170)	(5,827)
Policyholder liabilities	(9,550)	(4,250)	3,454	6,297	(7,525)	(3,366)	2,762	5,054
Related deferred tax effects	(402)	(163)	126	232	(215)	(95)	82	155
Net sensitivity of profit after tax and shareholders' equity	1,607	650	(505)	(928)	862	382	(326)	(618)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2014 £m		2013 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(347)	(173)	(309)	(154)
Related deferred tax effects	75	37	72	36
Net sensitivity of profit after tax and shareholders' equity	(272)	(136)	(237)	(118)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5   Asset management and other operations

(a)    Asset management
(i)      Sensitivities to foreign exchange risk
Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £9 million (2013: £12 million) and £33 million (2013: £29 million) respectively.

(ii) Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2014 by asset management operations were £2,293 million (2013: £2,045 million), the majority of which are held by the Prudential Capital's operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

(b)    Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

C8      Tax assets and liabilities

C8.1   Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2014 £m	2013 £m	2014 £m	2013 £m
Unrealised losses or gains on investments	83	315	(1,697)	(1,450)
Balances relating to investment and insurance contracts	4	8	(499)	(451)
Short-term temporary differences	2,607	2,050	(2,065)	(1,861)
Capital allowances	9	10	(30)	(16)
Unused deferred tax losses	62	29	-	-
Total	2,765	2,412	(4,291)	(3,778)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses
	2014 £m	Expected period of recoverability	2014 £m	Expected period of recoverability
Asia insurance operations	30	1 to 3 years	47	3 to 5 years
US insurance operations	2,268	With run-off of in-force book	-	-
UK insurance operations	129	1 to 10 years	-	1 to 3 years
Other operations	180	1 to 10 years	15	1 to 3 years
Total	2,607		62

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2014 full year results and financial position at 31 December 2014 the possible tax benefit of approximately £110 million (2013: £127 million), which may arise from capital losses valued at approximately £0.5 billion (2013: £0.6 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £47 million (2013: £61 million), which may arise from trading tax losses and other potential temporary differences totalling £0.2 billion (2013: £0.4 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £32 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

C8.2 Current tax asset and liability
Of the £117 million (2013: £244 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability increased to £617 million (2013: £395 million) reflecting the increase in shareholder profits.

C9      Defined benefit pension schemes

(a)    Background and summary economic and IAS 19 financial positions
The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2013: 84 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies the principles of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2014 £m					2013 £m
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	840	(144)	60	(1)	755	726	(115)	36	(1)	646
Less: unrecognised surplus note (i)	(710)	-	-	-	(710)	(602)	-	-	-	(602)
Economic surplus (deficit) (including investment in Prudential insurance policies)	130	(144)	60	(1)	45	124	(115)	36	(1)	44
Attributable to:
PAC with-profits fund	91	(72)	-	-	19	87	(58)	-	-	29
Shareholder-backed operations	39	(72)	60	(1)	26	37	(57)	36	(1)	15
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (iii)	-	-	(132)	-	(132)	-	-	(114)	-	(114)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	130	(144)	(72)	(1)	(87)	124	(115)	(78)	(1)	(70)

Notes
(i)      For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

(ii) The deficit of SASPS has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.
(iii)   The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.

(iv)   At 31 December 2014, the PSPS pension asset of £130 million (2013: £124 million) and the other schemes' pension liabilities of £217 million (2013: £194 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

Triennial actuarial valuations
All of the schemes are required to carry out a full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The information on the latest completed actuarial valuation for the UK schemes is shown in the table below:

	PSPS	SASPS	M&GGPS
Last completed actuarial valuation date	5 April 2011	31 March 2011	31 December 2011
Valuation actuary, all Fellow of the Institute and Faculty of Actuaries	C.G. Singer Towers Watson Limited	Jonathan Seed Xafinity Consulting	Paul Belok AON Hewitt Limited
Funding level at the last valuation	111 per cent*	85 per cent	83 per cent
Deficit funding arrangement agreed with the Trustees based on the last valuation
No deficit or other funding required. Future ongoing contributions for active members were reduced to the minimum level required under the scheme rules from July 2012 (approximately £6 million per annum excluding expenses)

		£13.1 million per annum until 31 December 2018. The deficit will be reviewed every three years at subsequent valuations	£18.6 million per annum for two years beginning 1 January 2013; and £9.3 million for the year beginning 1 January 2015

The next triennial valuations for the PSPS, SASPS and M&GGPS as at 5 April 2014, 31 March 2014 and 31 December 2014, respectively are currently in progress.

(b)    Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2014%	2013%

Discount rate*	3.5	4.4
Rate of increase in salaries	3.0	3.3
Rate of inflation**
Retail prices index (RPI)	3.0	3.3
Consumer prices index (CPI)	2.0	2.3
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.0	3.3
* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
** The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2014 were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SASPS and Aon Hewitt Limited for the M&GGPS, the most recent full valuations have been updated to 31 December 2014, applying the principles prescribed by IAS 19.

(c) Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2014, the investments in Prudential insurance policies comprise £131 million (2013: £143 million) for PSPS and £132 million (2013: £114 million) for the
M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company's interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2014 £m
		(Charge) credit to income statement or other comprehensive income
	Surplus (deficit) in schemes at 1 Jan 2014	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2014
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	646	(8)	62	55	755
Less: amount attributable to PAC with-profits fund	(457)	(4)	(49)	(15)	(525)
Shareholders' share:
Gross of tax surplus (deficit)	189	(12)	13	40	230
Related tax	(38)	2	(2)	(8)	(46)
Net of shareholders' tax	151	(10)	11	32	184
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(602)	(26)	(82)	-	(710)
Less: amount attributable to PAC with-profits fund	428	18	60	-	506
Shareholders' share:
Gross of tax surplus (deficit)	(174)	(8)	(22)	-	(204)
Related tax	35	2	4	-	41
Net of shareholders' tax	(139)	(6)	(18)	-	(163)
With the effect of IFRIC 14
Surplus (deficit)	44	(34)	(20)	55	45
Less: amount attributable to PAC with-profits fund	(29)	14	11	(15)	(19)
Shareholders' share:
Gross of tax surplus (deficit)	15	(20)	(9)	40	26
Related tax	(3)	4	2	(8)	(5)
Net of shareholders' tax	12	(16)	(7)	32	21

Underlying investments of the schemes
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets at 31 December comprise the following investments:

	2014				2013

	PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	126	86	212	2	133	76	209	3
Overseas	143	317	460	6	12	317	329	5
Bonds*:
Government	5,078	440	5,518	68	4,288	311	4,599	66
Corporate	931	117	1,048	13	715	107	822	12
Asset-backed securities	197	26	223	3	45	17	62	1
Derivatives	159	(13)	146	2	91	6	97	1
Properties	93	57	150	2	71	44	115	2
Other assets	270	40	310	4	687	24	711	10
Total value of assets	6,997	1,070	8,067	100	6,042	902	6,944	100
* 94 per cent of the bonds are investment graded (2013: 97 per cent).

(d) Sensitivity of the pension scheme liabilities to key variables
The total underlying Group pension scheme liabilities of £7,312 million (2013: £6,298 million) comprise £6,157 million (2013: £5,316 million) for PSPS and £1,155 million (2013: £982 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2014 and 2013 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2014	2013			2014	2013

Discount rate	3.5%	4.4%	Decrease by 0.2%	Increase in scheme liabilities
				by:
				PSPS	3.4%	3.3%
				Other schemes	5.2%	5.1%

Discount rate	3.5%	4.4%	Increase by 0.2%	Decrease in scheme liabilities
				by:
				PSPS	3.2%	3.1%
				Other schemes	4.9%	4.7%

Rate of inflation	3.0%	RPI: 3.3%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
				by:
	2.0%	CPI: 2.3%	CPI: Decrease by 0.2%	PSPS	0.6%	0.7%
			with consequent reduction	Other schemes	4.2%	4.6%
			in salary increases

Mortality rate			Increase life expectancy	Increase in scheme
			by 1 year	liabilities by:
				PSPS	3.3%	2.7%
				Other schemes	3.0%	2.7%

C10    Share capital, share premium and own shares

	2014			2013
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,560,381,736	128	1,895	2,557,242,352	128	1,889
Shares issued under share-based schemes	7,398,214	-	13	3,139,384	-	6
At 31 December	2,567,779,950	128	1,908	2,560,381,736	128	1,895

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2014, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2014	8,624,491	288p	1,155p	2020
31 December 2013	10,233,986	288p	901p	2019

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £195 million as at 31 December 2014 (2013: £141 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2014, 10.3 million (2013: 7.1 million) Prudential plc shares with a market value of £153.1 million (2013: £94.5 million) were held in such trusts all of which are for employee incentive plans.  The maximum number of shares held during 2014 was 10.3 million which was in December 2014.

The Company purchased the following number of shares in respect of employee incentive plans.
The shares purchased each month are as follows:

		2014 Share Price				2013 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	13,740	13.56	13.56	186,314	11,864	9.15	9.15	108,496
February	16,841	12.77	12.77	215,060	10,900	9.25	9.25	100,868
March	4,623,303	12.82	13.59	60,161,823	11,342	10.15	10.15	115,121
April	149,199	13.12	13.48	2,006,955	894,567	10.30	10.86	9,692,613
May	1,361,688	13.90	14.13	19,184,679	54,781	11.56	11.72	643,608
June	11,290	13.80	13.80	155,802	15,950	10.89	11.11	176,139
July	10,745	13.83	13.83	148,550	11,385	11.20	11.20	135,132
August	11,321	13.22	13.22	149,607	924,499	11.48	11.94	10,955,609
September	355,268	14.18	14.41	5,074,731	10,960	11.38	11.38	124,725
October	51,199	13.75	13.84	704,601	103,999	11.54	11.69	1,201,870
November	51,314	14.36	14.47	737,173	12,108	12.52	12.65	151,773
December	1,223,290	14.41	15.47	17,983,248	2,362,435	12.63	12.93	30,377,986
Total	7,879,198			106,708,543	4,424,790			53,783,940

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2014 was 7.5 million (2013: 7.1 million) and the cost of acquiring these shares of £67 million (2013: £60 million) is included in the cost of own shares. The market value of these shares as at 31 December 2014 was £112 million (2013: £95 million). During 2014, these funds made net additions of 405,940 Prudential shares (2013: net additions of 2,629,816) for a net increase of £7 million to book cost (2013: net increase of £33 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2014 or 2013.

D       OTHER NOTES

D1   Corporate transactions

(a)    Sale of PruHealth and PruProtect business
On 10 November 2014, the Prudential Assurance Company Limited announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect business to Discovery Group Europe Limited ("Discovery") for £155 million in cash.

The sale was completed on 14 November 2014. This transaction gave rise to a gain on disposal of £86 million. This amount is shown separately in the Group's supplementary analysis of profit excluded from the Group's IFRS operating profit based on longer-term investment returns. The net cash inflow arising from this sale, as shown in the consolidated statement of cash flows, of £152 million, comprised the net cash proceeds received.

(b)    Held for sale Japan Life business
On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July 2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction, and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan Life business.

The Japan Life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'.

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 31 December 2014 are as follows:

	2014 £m	2013 £m
Assets
Investments	898	956
Other assets	45	80
	943	1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(124)	(120)
Assets held for sale	819	916

Liabilities
Policyholder liabilities	717	814
Other liabilities	53	54
Liabilities held for sale	770	868

Net assets	49	48

The remeasurement of the carrying value of the Japan Life business on classification as held for sale resulted in a charge of £(13) million (2013: £(120) million) as shown in the income statement. These amounts, together with the results of the business including short-term value movements on investments are included within "Loss attaching to held for sale Japan Life business" in the supplementary analysis of profit of the Group as shown in note B1.1

(c)   Bancassurance partnership with Standard Chartered Bank
On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered Bank. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered Bank branches in nine markets - Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan - subject to applicable regulations in each country. In China and South Korea, Standard Chartered Bank distributes Prudential's life insurance products on a preferred basis. Prudential and Standard Chartered Bank have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion for distribution rights which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016.

(d) Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank
On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank.

The consideration for the transaction was THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) was paid 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.

D2      Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders' funds (for the excess assets of the transferred non-participating business) were transferred.

The costs of enabling the domestication in 2014 were £5 million (2013: £35 million). Within the Group's supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns as shown in note B1.1.

D3 Contingencies and related obligations

The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products.Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's ﬁnancial condition, results of operations, or cash ﬂows.

D4      Post balance sheet events

Completion of the sale of Japan Life business
On the 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, as described further in note D1(b).

Final dividend
The 2014 final dividend approved by the Board of Directors after 31 December 2014 is as described in note B7.

Additional Unaudited IFRS Financial Information

I(a)       Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:
-    Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

- Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

- With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the year.

- Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

- Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

-    Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

- DAC adjustments comprises DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and Margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group's average policyholder liability balances are given in note (iii).

	2014 £m
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note(ii)
Spread income	125	734	272	1,131	67,252	168
Fee income	155	1,402	61	1,618	110,955	146
With-profits	43	-	255	298	101,290	29
Insurance margin	675	670	96	1,441
Margin on revenues	1,545	-	176	1,721
Expenses:
Acquisition costsnote (i)	(1,031)	(887)	(96)	(2,014)	4,650	(43)%
Administration expenses	(618)	(693)	(143)	(1,454)	186,049	(78)
DAC adjustmentsnote (vi)	92	191	(6)	277
Expected return on shareholder assets	64	14	137	215
Long-term business operating profit	1,050	1,431	752	3,233
See notes at the end of this section.

	2013 AER £m
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note(ii)
Spread income	115	730	228	1,073	64,312	167
Fee income	154	1,172	65	1,391	96,337	144
With-profits	47	-	251	298	97,393	31
Insurance margin	679	588	89	1,356
Margin on revenues	1,562		187	1,749
Expenses:
Acquisition costsnote (i)	(1,015)	(914)	(110)	(2,039)	4,423	(46)%
Administration expenses	(634)	(670)	(124)	(1,428)	169,158	(84)
DAC adjustmentsnote (vi)	35	313	(14)	334
Expected return on shareholder assets	58	24	134	216
Long-term business operating profit	1,001	1,243	706	2,950
See notes at the end of this section.

	2013 CER £m note (iii)
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note (ii)
Spread income	107	694	228	1,029	62,909	164
Fee income	140	1,113	65	1,318	93,339	141
With-profits	44	-	251	295	97,374	30
Insurance margin	616	559	89	1,264
Margin on revenues	1,413	-	187	1,600
Expenses:
Acquisition costsnote (i)	(921)	(868)	(110)	(1,899)	4,165	(46)%
Administration expenses	(578)	(636)	(124)	(1,338)	164,362	(81)
DAC adjustmentsnote (vi)	32	297	(14)	315
Expected return on shareholder assets	52	22	134	208
Long-term business operating profit	905	1,181	706	2,792
See notes at the end of this section.

Margin analysis of long-term insurance business - Asia

					Asia notes (iii), (v)
	2014			2013 AER			2013 CER

		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)			note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	125	9,183	136	115	7,446	154	107	7,419	144
Fee income	155	14,987	103	154	13,714	112	140	13,317	105
With-profits	43	14,823	29	47	13,263	35	44	13,244	33
Insurance margin	675			679			616
Margin on revenues	1,545			1,562			1,413
Expenses:
Acquisition costsnote (i)	(1,031)	2,237	(46)%	(1,015)	2,125	(48)%	(921)	1,946	(47)%
Administration expenses	(618)	24,170	(256)	(634)	21,160	(300)	(578)	20,736	(279)
DAC adjustmentsnote (vi)	92			35			32
Expected return on shareholder assets	64			58			52
Operating profit	1,050			1,001			905
See notes at the end of the section.

Analysis of Asia operating profit drivers
- Spread income has increased by 17 percent at constant exchange rate (AER 9 per cent) to £125 million in 2014, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.

-    Fee income has increased by 11 per cent at constant exchange rates (AER 1 per cent) from £140 million in full year 2013 to £155 million in 2014, broadly in line with the increase in movement in average unit-linked liabilities.

-    Insurance margin has increased by £59 million at constant exchange rates to £675 million in 2014 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. 2014 insurance margin includes non-recurring items of £27 million (full year 2013: £52 million at AER; £48 million on CER).

-    Excluding the adverse impact of currency fluctuations, margin on revenues has increased by £132 million from £1,413 million in 2013 to £1,545 million in 2014 primarily reflecting higher premium income recognised in the period.

-    Acquisition costs have increased by 12 per cent at constant exchange rates (AER 2 per cent) to £1,031 million in 2014, compared to the 15 per cent increase in sales (AER 5 per cent increase), resulting in a modest decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (full year
     2013: 65 per cent at CER), broadly consistent with the prior year.

-    Administration expenses have increased by 7 per cent at constant exchange rates (AER 3 per cent decrease) to £618 million in 2014 as the business continues to expand. On constant exchange rates, the administration expense ratio has reduced from 279 basis points in 2013 to 256 basis points in 2014.

- Expected return on shareholder assets have increased from £52 million in 2013 to £64 million in 2014 primarily due to higher income from increased shareholder assets.

Margin analysis of long-term insurance business - US

					US note (iii)
	2014			2013 AER			2013 CER
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	734	28,650	256	730	29,648	246	694	28,272	246
Fee income	1,402	72,492	193	1,172	59,699	196	1,113	57,098	195
Insurance margin	670			588			559
Expenses
Acquisition costsnote (i)	(887)	1,556	(57)%	(914)	1,573	(58)%	(868)	1,494	(58)%
Administration expenses	(693)	108,984	(64)	(670)	97,856	(68)	(636)	93,484	(68)
DAC adjustments	191			313			297
Expected return on shareholder assets	14			24			22
Operating profit	1,431			1,243			1,181
See notes at the end of this section

Analysis of US operating profit drivers:

-    Spread income has increased by 6 per cent at constant exchange rates (AER increased by 1 per cent) to £734 million during 2014. The reported spread margin increased to 256 basis points from 246 basis points in 2013. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2013 CER: 183 basis points)

-    Fee income has increased by 26 per cent at constant exchange rates (AER 20 per cent) to £1,402 million during 2014, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and overall market appreciation. Fee income margin has remained broadly consistent with the prior year at 193 basis points (2013 CER: 195 basis points and AER:196 basis points), with the decrease primarily attributable to a change in the mix of business.

-    Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows from variable annuity business with life contingent and other guarantee fees, coupled with a benefit from re-pricing actions and an increased contribution from REALIC, have increased the insurance margin by 20 per cent at constant exchange rates (AER 14 per cent) to £670 million during 2014.

-    Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased slightly in absolute terms and as a percentage of APE compared to 2013.  As a percentage of APE, acquisition costs have remained relatively flat in comparison to 2013.

-    Administration expenses increased to £693 million during 2014 compared to £636 million for 2013 at a constant exchange rate (AER £670 million), primarily as a result of higher asset based commissions paid on the larger 2014 separate account balance subject to these trail commissions. These are paid upon policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be lower at 36 basis points (2013: CER 44 basis points and AER 44 basis points), reflecting the benefits of operational leverage.

-    DAC adjustments decreased to £191 million during 2014 compared to £297 million at a constant exchange rate (AER £313 million) during 2013, with 2013 benefitting from a £78m (AER £82 million) deceleration in DAC amortisation due to strong equity market returns in that year. This was not repeated in 2014, which experienced an accelerated DAC amortisation charge of £13 million.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2014 £m				2013 AER £m				2013 CER £m note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,127			2,127	1,844			1,844	1,752			1,752
Less new business strain		(887)	678	(209)		(914)	716	(198)		(868)	680	(188)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(474)	(474)			(485)	(485)			(461)	(461)
(Accelerated) / Decelerated			(13)	(13)			82	82			78	78
Total	2,127	(887)	191	1,431	1,844	(914)	313	1,243	1,752	(868)	297	1,181

Margin analysis of long-term insurance business - UK

			UK
	2014			2013
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	272	29,419	92	228	27,218	84
Fee income	61	23,476	26	65	22,924	28
With-profits	255	86,467	29	251	84,130	30
Insurance margin	96			89
Margin on revenues	176			187
Expenses:
Acquisition costsnote (i)	(96)	857	(11)%	(110)	725	(15)%
Administration expenses	(143)	52,895	(27)	(124)	50,142	(25)
DAC adjustments	(6)			(14)
Expected return on shareholders' assets	137			134
Operating profit	752			706

Analysis of UK operating profit drivers:
-       Spread income has increased from £228 million in 2013 to £272 million in 2014 following an increase in bulk annuity sales which contributed £105 million (2013: £25 million) in the year partially offset by lower individual annuity sales.

-       Fee income has reduced from £65 million in 2013 to £61 million in 2014 due to a change in product mix towards those with lower asset management charges, partly offset by an increase in funds under management.

- Insurance margin has increased from £89 million for full year 2013 to £96 million for full year 2014 primarily due to improved profits from protection business.
- Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2014 income was £176 million, £11 million lower than in 2013.
-       Acquisition costs as a percentage of new business sales for full year 2014 decreased to 11 per cent from full year 2013 at 15 per cent, principally driven by the effect on this percentage ratio of business mix. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuity transactions, were 36 per cent in 2014 (2013: 35 per cent).

-       Administration expenses have increased from £124 million in 2013 to £143 million in 2014 largely due to increased investment spend to realign our business following the pension reforms announced in the UK Budget.

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)    The 2013 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current year month end closing exchange rates. See also Note A1.

(iv)    For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches.
          Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.

(v) The 2014 and 2013 analyses exclude the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above.
(vi) The DAC adjustment contains £11 million in respect of joint ventures in 2014 (2013: AER £1 million).

I(b) Asia operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2014 £m	AER 2013 £m	CER 2013 £m	2014 AER vs 2013	2014 CER vs 2013
Hong Kong	109	101	96	8%	14%
Indonesia	309	291	244	6%	27%
Malaysia	118	137	125	(14)%	(6)%
Philippines	28	18	16	56%	75%
Singapore	214	219	205	(2)%	4%
Thailand	53	53	48	0%	10%
Vietnam	72	54	51	33%	41%
SE Asia Operations inc. Hong Kong	903	873	785	3%	15%
China	13	10	10	30%	30%
India	49	51	47	(4)%	4%
Korea	32	17	17	88%	88%
Taiwan	15	12	11	25%	36%
Other	(9)	(4)	(4)	(125)%	(125)%
Non-recurrent itemsnote (ii)	49	44	41	11%	20%
Total insurance operations note (i)	1,052	1,003	907	5%	16%
Development expenses	(2)	(2)	(2)	0%	0%
Total long-term business operating profit	1,050	1,001	905	5%	16%
Eastspring Investments	90	74	68	22%	32%
Total Asia operations	1,140	1,075	973	6%	17%

Notes
(i)
Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2014 £m	2013 £m
		AER	CER
New business strain*	(18)	(15)	(18)
Business in force	1,021	974	884
Non-recurrent itemsnote (ii)	49	44	41
Total	1,052	1,003	907
* The IFRS new business strain corresponds to approximately 1 per cent of new business APE premiums for 2014 (2013: approximately 1 per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii) Other non-recurrent items of £49 million in 2014 (2013: £44 million) represent a number of items none of which are individually significant that are not anticipated to re-occur in future.

I(c) Analysis of asset management operating profit based on longer-term investment returns

			2014 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	-	-	34
Operating income(net of commission)note (i)	987	241	130	303	1661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate's results	13	-	-	-	13
Group's share of tax on joint ventures' operating profit	-	(11)	-	-	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn
Margin based on operating income*	38bps	35bps
Cost / income ratio**	58%	59%

	2013 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii),(iii)
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	-	-	26
Operating income(net of commission)note (i)	888	216	121	362	1,587
Operating expensenote (i)	(505)	(134)	(75)	(303)	(1,017)
Share of associate's results	12	-	-	-	12
Group's share of tax on joint ventures' operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management	£233.8 bn	£61.9 bn
Margin based on operating income*	37 bps	35 bps
Cost / income ratio**	59%	62%

(i)      Operating income and expense includes the Group's share of contribution from Joint Ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2014	593	84	361	20	954	38	2014	139	60	101	22	240	35

2013	550	89	313	18	863	37	2013	127	60	88	22	215	35

*       Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

** Cost/income ratio represents cost as a percentage of operating income before performance related fees.

† Institutional includes internal funds.

II        Other Information

II(a) Holding company cash flow

	2014 £m	2013 £m
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	193	206
Shareholder-backed business:
Other UK paid to the Group	132	149
Total shareholder-backed business	132	149
Total UK net remittances to the Group	325	355

US remittances to the Group	415	294

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	453	454
Other operations	60	56
	513	510
Group invested in Asia:
Long-term business	(3)	(9)
Other operations (including funding of Regional Head Office costs)	(110)	(101)
	(113)	(110)
Total Asia net remittances to the Group	400	400

M&G remittances to the Group	285	235
PruCap remittances to the Group	57	57
Net remittances to the Group from Business Units	1,482	1,341
Net interest paid	(335)	(300)
Tax received	198	202
Corporate activities	(193)	(185)
Solvency II costs	(23)	(32)
Total central outflows	(353)	(315)
Operating holding company cash flow before dividend*	1,129	1,026
Dividend paid	(895)	(781)
Operating holding company cash flow after dividend*	234	245

Non-operating net cash flow**	(978)	613
Total holding company cash flow	(744)	858
Cash and short-term investments at beginning of year	2,230	1,380
Foreign exchange movements	(6)	(8)
Cash and short-term investments at end of year	1,480	2,230

* Including central finance subsidiaries.
**Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired subsidiaries and issue and repayment of subordinated debt.

II(b)    Funds under management

(a)    Summary

	2014 £bn	2013 £bn
Business area:
Asia operations	49.0	38.0
US operations	123.6	104.3
UK operations	169.0	157.3
Prudential Group funds under managementnote (i)	341.6	299.6
External funds note (ii)	154.3	143.3
Total funds under management	495.9	442.9

Notes
(i) Prudential Group funds under management of £341.6 billion (2013: £299.6 billion) comprise:

	2014 £bn	2013 £bn
Total investments per the consolidated statement of financial position	337.4	296.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(0.8)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.3	0.3
Internally managed funds held in joint ventures	4.9	3.7
Prudential Group funds under management	341.6	299.6

(ii)     External funds shown above as at 31 December 2014 of £154.3 billion (2013: £143.3 billion) comprise £167.2 billion (2013: £148.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less
         £12.9 billion (2013: £4.9 billion) that are classified within Prudential Group's funds. The £167.2 billion (2013: £148.2 billion) investment products comprise £162.4 billion (2013: £143.9 billion) plus Asia Money Market Funds of £4.8 billion (2013: £4.3 billion).

(b)    Investment products - external funds under management

	2014 £m			2013 £m
	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total
	note			note
1 January	22,222	125,989	148,211	21,634	111,868	133,502
Market gross inflows	82,440	38,017	120,457	74,206	40,832	115,038
Redemptions	(77,001)	(30,930)	(107,931)	(72,111)	(31,342)	(103,453)
Market exchange translation and other movements	2,472	3,971	6,443	(1,507)	4,631	3,124
31 December	30,133	137,047	167,180	22,222	125,989	148,211

(c)    M&G and Eastspring investments - total funds under management

	Eastspring Investments		M&G
	2014 £bn	2013 £bn	2014 £bn	2013 £bn
	note	note
External funds under management	30.1	22.2	137.0	126.0
Internal funds under management	47.2	37.7	127.0	118.0
Total funds under management	77.3	59.9	264.0	244.0

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2014 of £4.8 billion (2013: £4.3 billion).

II(c)    Development of economic capital
Overview
Over the last decade regulatory bodies across the European Union have been working on the development of a more risk sensitive solvency framework. Solvency II was developed with this objective in mind and following ratification of the Omnibus II Directive on 16 April 2014, it is expected to come into force on 1 January 2016. It will apply to all European based insurers including Prudential.

Solvency II adopts the concept of market consistency as a valuation framework for both assets and liabilities as well as a one year value at risk methodology (with certain modifications) for evaluating solvency. While the majority of assets held by insurers can be fair valued based on market observable prices (albeit such market based valuations can be distorted at times of market stress), the same is not true of insurance liabilities which are not traded in liquid markets. Solvency II seeks to create a proxy market value for insurance liabilities, by valuing best-estimate cash flows at market levels of risk-free interest rates and allowing for an additional risk margin to ensure these liabilities are sufficient to cover the amount another insurance company would be prepared to pay for these liabilities.

There are significant limitations with both (i) the notion that this market consistent approach to valuing assets and liabilities represents at all times the underlying economic reality, and (ii) the emphasis that Solvency II places on the fluctuation of these proxy market values over a one year timeframe. The business typically undertaken by life insurers is long-term in nature, with liability profiles that are matched by maturity with similarly termed assets. This is why appropriately risk managed insurers can tolerate and withstand significant investment market volatility. What is critical in the assessment of the viability of insurers is their ability to meet claims when they fall due, over many years, rather than whether they can meet a one-year test based on theoretical proxy market values.

Notwithstanding these limitations, Prudential has been working to implement the requirements of Solvency II in time for its adoption in 2016. The section that follows provides an update on our progress towards implementation of Solvency II, highlights ongoing areas of uncertainty and draws attention to aspects where our current approach may differ to the one that will be ultimately agreed with the Prudential Regulation Authority.

From our work to date and subject to these limitations, our estimated economic capital surplus, based on outputs from our Solvency II internal model, is £9.7 billion, equivalent to an economic capital ratio of 218 per cent. Further explanation of the underlying economic capital methodology and assumptions which underpin these results is set out in the sections below.

Economic capital position1	31 December 2014 £bn	31 December 2013 £bn
Available capital	17.9	18.5
Economic capital requirement	8.2	7.2
Surplus	9.7	11.3
Economic capital ratio	218%	257%

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

In a number of areas Prudential's Solvency II methodology and assumptions will need to evolve in response to policy development and regulatory interpretations. A number of working assumptions have been adopted at this stage, which remain subject to policy clarifications and continuing feedback from the Prudential Regulation Authority. The calibration of the matching adjustment for UK annuity liabilities is one such example, as are a range of other calibration issues which will remain unclear until our internal model is approved by the Prudential Regulation Authority. Other areas where supervisory judgement and approval will be required include the proportion of Jackson's excess capital that will be included in the total surplus (under the deduction and aggregation approach) and the extent to which the economic capital surplus of our Asia operations will be recognised under the Solvency II fungibility tests. Against this backdrop of uncertainty it is expected that the Solvency II outcome will result in a lower ratio than the economic capital ratio above.

As an indication of the range of uncertainty, we have produced the following sensitivities to reflect various possible Solvency II outcomes. For example, relative to the £9.7 billion of economic capital surplus at 31 December 2014:

-    A 20 per cent haircut in the contribution recognised for Asia in the Group available capital, reflecting Solvency II fungibility tests, would reduce Group surplus by £1.9 billion (-23 percentage points of cover ratio);

-    Transitional relief may be applied in relation to the UK business, which subject to regulatory approval is expected to bring overall UK surplus in line with current Solvency I (Pillar II) levels. Applying this transitional relief for UK annuities is estimated to increase Group surplus by £1.3 billion (+16 percentage points of cover ratio); and

-    A 10 per cent increase in UK annuity credit and longevity capital requirements (reflecting adverse matching adjustment outcomes or calibration strengthening) is estimated to reduce Group surplus by £0.6 billion (-12 percentage points of cover ratio). However, in this case the impact of transitional relief would be expected to increase as an offset to these changes.

These sensitivities are intended to provide examples and should not be considered indicative of the adjustments that the Prudential Regulation Authority may ultimately require.

Alongside developing the above economic capital based on outputs from our Solvency II internal model, we have developed an alternative 'multi-term' economic capital model, which seeks to evaluate our ability to meet obligations to customers as these fall due and which in our view is the best way to assess our economic solvency. This 'multi-term' approach is designed to both overcome the artificial one year timeframe of the Solvency II methodology and remove areas of known excessive prudence that for us do not reflect economic reality, such as the imposition of an additional risk margin that a theoretical buyer may demand to take over the liabilities in one year's time. Removing this risk margin alone would increase the estimated surplus referred to above to £13.6 billion, equivalent to an economic capital ratio of 265 per cent. This confirms the strong capital position of the Group and its ability to withstand severe market shocks, when assessed through appropriately risk-sensitive measures.

Detail relating to the economic capital position - based on outputs from our Solvency II internal model
Our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with the Level 2 'Delegated Act' published on 17 January 2015, provide a framework for the calculation of Solvency II results, there remain material areas of policy uncertainty and the methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group's lead supervisor.

We remain on track to submit our internal model to the Prudential Regulation Authority for approval in 2015. However, given the degree of uncertainty, these economic capital results should not be interpreted as representing the Pillar I output from an approved Solvency II internal model and are not intended to provide a forecast of the eventual position.

At 31 December 2014, the Group had an economic capital surplus of £9.7 billion (2013: £11.3 billion) and an economic capital ratio of 218 per cent before taking into account the 2014 final dividend. A summary of the capital position on this basis is shown in the table below:

Economic capital position1	31 December 2014 £bn	31 December 2013 £bn
Available capital	17.9	18.5
Economic capital requirement	8.2	7.2
Surplus	9.7	11.3
Economic capital ratio	218%	257%

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The economic capital results are based on outputs from our current Solvency II internal model with a number of working assumptions. Further explanation of the underlying methodology and assumptions are set out in the sections below. Certain aspects of this methodology and assumptions will differ from those which are applied in obtaining final internal model approval. Consequently, the position is expected to evolve to reflect policy clarifications and feedback from the Prudential Regulation Authority on Prudential's approach to applying this new regime. Against this background of uncertainty, it is expected that the Solvency II ratio based on an approved model will be lower than the position shown above.

Methodology
In line with Solvency II, for the Group's European and Asia life business, and holding companies, the available capital is the value of assets in excess of liabilities. The key components of available capital are the market value of assets, insurance technical provisions (calculated as the sum of best estimate liabilities plus a risk margin) and other liabilities. Subordinated-debt forms part of available capital, rather than being treated as a liability, since this debt is subordinated to policyholder claims.

As a general principle, both assets and liabilities are recognised at the value at which they could theoretically be transferred to a third party in an arm's length transaction. On the asset side of the balance sheet, assets are mostly held at IFRS fair value. However, adjustments are required to IFRS values to eliminate intangible items such as goodwill and deferred acquisition costs and to take account of economic assets which are excluded from the current IFRS balance sheet such as the present value of future with-profits shareholder transfers.

The best estimate liability is calculated by taking the average of future risk-adjusted best estimate cashflows, taking into account the time value of money. An economic definition of contract boundaries has been applied in determining the cashflows to include in the best estimate liability. The best estimate liability also allows for the value of options and guarantees embedded in existing contracts as well as the value of future discretionary benefits payable to policyholders. Realistic management actions and policyholder behaviour are allowed for where relevant. In addition, since capital requirements are only derived to cover risks over a one year horizon, a risk margin is added to the best estimate liability to cover the cost of ceding liabilities to a third party after one year, assuming a 6 per cent per annum cost of capital and with no diversification between legal entities, in line with Solvency II requirements.

The Economic Capital Requirement measures the potential reduction in the value of available capital over a one year time horizon, in an adverse 1-in-200 probability event, consistently with Solvency II. This allows for diversification effects between different risk-types and between entities. No restrictions on the economic value of overseas surplus have been allowed for in assessing the capital position at Group level, reflecting our view that in an economic capital assessment, haircuts for transferability restrictions are artificial.

Prudential's US insurance entities are included in the economic capital position on a local RBC basis under the assumption of US equivalence and the assumed permitted use of the 'deduction and aggregation' method. This is in line with our view of the most likely outcome of Solvency II given the agreement reached in the Omnibus II Directive. The contribution of US insurance entities to the Group surplus is that in excess of 250 per cent of the US RBC Company Action Level, which is in line with the level at which we measure both the Group's IGD surplus and the Group's reported free surplus amount. In line with Solvency II requirements under the 'deduction and aggregation' method, no diversification benefit is allowed for between US insurance entities and other parts of the Group.

The Group calculation also includes all non-insurance entities, including asset management companies, Prudential Capital and holding companies, as follows:

- Asset managers are included in line with existing sectoral capital rules, and Prudential Capital is included on a Basel basis, which follows the expected Solvency II treatment;
- Defined benefit pension schemes are included using international accounting standards and, in addition, a capital requirement is derived from stressing the accounting position; and
- Holding companies are measured on a Solvency II basis, as if they were insurance companies, in line with Solvency II rules.

In addition to the assumption of US equivalence, no transferability restrictions have been applied to the economic value of overseas surplus. Other key elements of Prudential's methodology relating to areas that are presently unclear for Solvency II Pillar I calculations, relate to:

(i)   The liability discount rate for UK annuities, which includes an initial estimate of the Solvency II 'matching adjustment' in addition to the risk-free rate, but where there remains a range of possible outcomes pending further polic clarity;

(ii)  The impact of transitional arrangements on technical provisions, for which no allowance has been made in the economic capital position, but which may apply under Solvency II (although the use of this transitional is subject to regulatory approval and the extent to which it is permitted is likely to depend on the final Solvency II capital position); and

(iii)   Capital requirements for currency translation impacts,arising from overseas capital (supporting non-UK subsidiaries) being measured in sterling at potentially stressed exchange rates. This impact is not currently allowed for, reflecting our view that an economic capital exposure only arises where funds need to be transferred between entities in order to cover a negative surplus position.

Further, Solvency II outcomes remain unclear in relation to the tiering of hybrid capital instruments, although tiering limits are not currently expected to result in any restrictions.

The 2013 results were prepared using a liquidity premium methodology, before the matching adjustment had been included in our internal model. Under this previous basis, credit reserves were set as a proportion of credit spreads. The 2013 results have not been restated for the effect of adopting the matching adjustment methodology, with the difference between the two approaches being recorded within the 2014 model changes.

Assumptions
The key assumptions required for the economic capital calibration are:

(i) Assumptions used to derive non-market related best estimate liability cash flows, which are based on EEV best estimate assumptions;
(ii)  Assumptions used to derive market related best estimate liability cash flows, which are based on market data at the valuation date where this data is reliable and comes from a deep and liquid market, or on appropriate extrapolation methodologies where markets are not sufficiently liquid to be reliable;

(iii) Assumptions underlying the calculation of the best estimate liability in respect of dynamic management actions and policyholder behaviour;
(iv) Assumptions underlying the risk models used to calculate the 1-in-200 level capital requirements for the Economic Capital Requirement which are set using a combination of historic market, demographic and operating experience data and expert judgement; and

(v) Assumptions on the dependencies between risks, which are calibrated using a combination of historic data and expert judgement.

The risk-free curve at which best estimate liability cash flows are discounted is based on market swap rates (with the exception of Vietnam, India and Poland where no liquid swap market exists and government bond yields are therefore used), with a deduction of between 10 and 35 basis points (depending on country) to allow for a 'credit risk adjustment' to swap rates. This treatment reflects the likely outcome under Solvency II. In addition, an estimated matching adjustment is added to the liability discount rate for UK annuities, in both the base balance sheet and in the stressed conditions underlying the Economic Capital Requirement.

The matching adjustment is set equal to the yield on the backing-assets in each portfolio, less deductions for credit risk, cashflow mismatch allowances and haircuts for assets assumed to be ineligible for the matching adjustment (currently around 10 per cent of shareholder-backed annuity assets). Full allowance has been made for diversification benefits between the matching adjustment portfolio and other funds, reflecting an economic treatment. These assumed deductions from the portfolio yield are summarised in the table below. However, the final Solvency II matching adjustment outcome remains subject to considerable uncertainties and may vary significantly from these assumptions.

	Base bps	Post 1-in 200 stress undiversified bps
Credit allowances deducted from asset yields
UK shareholder-backed annuities	71	172

Aside from UK annuities, no matching adjustment allowance or any other form of liquidity premium has been assumed for any other lines of business.

Other business developments
On 5 February 2015 Prudential announced the completion of the sale of its closed book business in Japan. The contribution of Japan to the Group surplus has been set equal to the 'held for sale' accounting value of £49 million. On 10 November 2014, Prudential announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses for £155 million, which is allowed for in these results. On 1 July 2014 Prudential renewed its distribution agreement with Standard Chartered Bank to 2029. The amount of these distribution fees is allowed for in these economic capital results and has had a negative impact on the Group solvency ratio of -10 percentage points. The impact of the domestication of the Hong Kong branch, which became effective on 1 January 2014, is also allowed for and is estimated to have had a negative impact on the Group solvency ratio of -4 percentage points, mainly due to a loss of diversification in the risk margin following separation of the Hong Kong business into a subsidiary.

Analysis of movement in the economic capital surplus
The table below shows the movement during the financial year in the Group's economic capital surplus.

Analysis of movement in economic capital surplus1 from 1 January to 31 December (£ billion)	2014	2013
Economic capital surplus as at 1 January	11.3	8.8
Operating experience	1.8	2.1
Non-operating experience (including market movements)	(0.9)	0.9
Other capital movements
Disposals	0.1	(0.1)
Corporate restructuring	(0.3)	-
Distribution deals	(0.8)	(0.4)
Subordinated debt issuance / (redemption)	(0.4)	1.1
Foreign currency translation impacts	0.1	(0.4)
Dividends	(0.9)	(0.8)
Model changes	(0.3)	0.1
Economic capital surplus as at 31 December	9.7	11.3

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

During 2014 the movement in the Group economic surplus is driven by:

-    Operating experience: generated by in-force business, new business written in 2014, the impact of non-market assumption changes and non-market experience variances over the year. The 2013 operating experience result additionally benefited from specific de-risking actions which were not repeated given the Group's overall economic capital strength;

- Non-operating experience: mainly arising from negative market experience during 2014, principally caused by the reduction in long-term interest rates in the UK;
-    Other capital movements: a reduction in surplus from the repayment of subordinated debt, renewal of the bancassurance partnership agreement with Standard Chartered Bank, the negative capital effect of the domestication of the Hong Kong branch, an increase in surplus from the sale of the PruHealth and PruProtect businesses, positive foreign currency translation effects, and a reduction in surplus due to dividend payments in 2014; and

-    Model changes: a negative impact to Group surplus for the estimated impact of evolving the liability discount rate for UK shareholder-backed annuity business from one based on a liquidity premium to one based on the matching adjustment, and other internal model refinements.

Analysis of Group Economic Capital Requirements
The table below shows the split of the Group Economic Capital Requirement by risk type1.

	31 December 2014		31 December 2013
	% of undiversified Economic Capital Requirement2	% of diversified Economic Capital Requirement2	% of undiversified Economic Capital Requirement2	% of diversified Economic Capital Requirement2
Market	57%	66%	53%	64%
Equity	15%	21%	15%	24%
Credit	26%	39%	20%	37%
Yields (interest rates)	12%	4%	13%	0%
Other	4%	2%	5%	3%
Insurance	33%	27%	36%	28%
Mortality/morbidity	6%	3%	8%	4%
Lapse	16%	19%	19%	21%
Longevity	11%	5%	9%	3%
Operational/expense	10%	7%	11%	8%

1 The Group Economic Capital Requirement by risk type includes capital requirements in respect of Jackson's risk exposures, based on 250 per cent of the US RBC Company Action Level.

2 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The Group's most material risk exposures are to financial markets, in particular to equities and credit, which we hold to generate a higher return on capital and a higher return for our policyholders over the long-term. The Group also has material insurance risk exposures including longevity risk from UK annuities, lapse risk across a wide range of products, and mortality and morbidity risk mainly arising from protection products written in Asia. These risks diversify strongly with market risks, even after allowing for market-related policyholder behaviour, thereby increasing the return on capital which can be earned from the balanced mix of risks. A brief description of the most material risks is set out below:

-    The Group's exposure to equities mainly arises from UK shareholder transfers linked to policyholder funds (partially offset by economic equity hedges) and from future fund management charges on unit linked funds in Asia. The equity exposure arising from Jackson's variable annuity business is mostly hedged;

-    The Group also has significant exposure to credit risk, mainly from the UK annuity portfolio and from Jackson's fixed annuity credit portfolio. Credit exposures across the Group are carefully monitored and managed as part of the
     Group's risk management framework;

-    The Group is exposed to movements in yields (interest rates); while falling interest rates increase the risks arising from policyholder guarantees in with-profits funds and variable annuities, falling interest rates also increase the value of future insurance profits;

- The most material insurance risk exposures arise from UK longevity risk, and lapse, mortality and morbidity risk in Asia; and
- The Group is also exposed to expense and operational risk, which is closely monitored and managed through internal control processes.

Reconciliation of IFRS equity to economic available capital

To aid understanding, the amount representing the Group's available capital under the economic capital basis is reconciled to the Group's IFRS shareholders' equity in the table below:

Reconciliation of IFRS equity to economic available capital
£ billion1	2014	2013
IFRS shareholders' equity at 31 December	11.8	9.7
Adjustment to restate US insurance entities onto a US Risk Based Capital basis	(1.1)	(0.6)
Remove DAC, goodwill & intangibles	(3.5)	(2.7)
Add subordinated-debt treated as economic available capital	3.7	3.8
Impact of risk margin	(4.7)	(3.5)
Add value of shareholder-transfers	4.0	4.1
Other liability valuation differences	9.0	9.3
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(0.9)	(1.3)
Other	(0.4)	(0.3)
Economic available capital at 31 December	17.9	18.5

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The key items of reconciliation are:
-    £1.1 billion (2013: £0.6 billion) represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis which underpins the US Risk
      Based Capital regime;

- £3.5 billion (2013: £2.7 billion) due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
- £3.7 billion (2013: £3.8 billion) due to the addition of subordinated debt which is treated as available capital on an economic basis but as a liability under IFRS;
-    £4.7 billion (2013: £3.5 billion) due to the inclusion of a risk margin which is not required under IFRS;
-    £4.0 billion (2013: £4.1 billion) due to the inclusion of the value of future shareholder transfers from with-profits business on the economic balance sheet in the UK and Asia, which is excluded from the determination of the Group's
     IFRS shareholders' funds;

-    £9.0 billion (2013: £9.3 billion) due to differences in insurance valuation requirements between economic capital and IFRS, with available capital partially capturing the economic value of in-force business which is excluded from
     IFRS; and

- £0.9 billion (2013: £1.3 billion) due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Sensitivity analysis
Stress testing this economic capital position gives the following results as at 31 December 2014:
- An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.6 billion and reduce the economic solvency ratio to 214 per cent;
- An instantaneous 40 per cent fall in equity markets would reduce surplus by £2.2 billion and reduce the economic solvency ratio to 195 per cent;
- A 50 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.4 billion and reduce the economic solvency ratio to 195 per cent;
- A 100 basis points increase in interest rates would increase surplus by £1.8 billion and increase the economic solvency ratio to 254 per cent; and
- A 100 basis points increase in credit spreads with 15 per cent downgrades in the UK annuity portfoliowould reduce surplus by £2.1 billion and reduce the economic solvency ratio to 190 per cent.

These sensitivity results are shown before the impact of potential management actions to de-risk the exposures of shareholder funds. Even before such management actions are allowed for, the results demonstrate the resilience of the economic capital position following large falls in equity markets, sizeable reductions in yields (relative to very low starting yields) and a severe credit event.

The adverse impact of falling equity markets mainly results from a reduction in the value of with-profits shareholder transfers and future fund management charges in the UK and Asia. Equity hedging reduces the impact of these exposures and a dynamic equity hedging programme is also in place to manage the equity risk arising in Jackson's variable annuities business.

The adverse impact of a fall in yields largely arises from a decrease in the value of future with-profits shareholder transfers and an increase in the size of risk margins. Falling yields also increases the value of the Group's external debt, reducing the Group surplus. However, these impacts are partially offset by an increase in the value of future insurance profits and changes in the value of hedging assets.

An increase in defaults and downgrades adversely impacts on the UK annuity credit book although the business is much less sensitive to credit spreads under the matching adjustment framework. Jackson is not exposed to credit spread widening on a US RBC basis but an increase in defaults in the Jackson credit book would have a negative impact on the Group capital position and is reflected in the credit stress test above.

1  For UK annuity business, the matching adjustment is intended to significantly reduce the sensitivity of surplus to credit spreads. The UK annuity credit sensitivity is therefore applied as 15 per cent of the portfolio downgrading, combined with a credit spread stress of 88 basis points (which in total is commensurate with a 100 basis point credit spread stress). For Jackson, a 10x increase in expected defaults is applied in line with IGD sensitivities since credit spreads do not directly affect the US RBC result.

Statement of independent review
The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Nic Nicandrou

Nic Nicandrou
Chief Financial Officer